Exhibit 99.2

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated February 22, 2018 and is supplementary to, and should be read in conjunction with, Pembina's audited annual consolidated Financial Statements for the period ended December 31, 2017 ("Financial Statements"). All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been approved by Pembina's Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures."

Readers should refer to page 49 for a list of abbreviations that may be used in this MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.

Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally-responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;

•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into five businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services, Midstream and Veresen, which are described in their respective sections of this MD&A.

Pembina Pipeline Corporation

Acquisition of Veresen Inc. ("Veresen")

On October 2, 2017 (the "Acquisition Date"), Pembina completed its acquisition of Veresen by way of a plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) (the "Acquisition"). Total consideration of $6.4 billion was comprised of $1.5 billion in cash, $4.4 billion of Pembina common shares and $522 million of Pembina preferred shares.

The operational and financial results contained in this MD&A and the Financial Statements include Pembina's post-Acquisition results for the 91-day period from October 2, 2017 to December 31, 2017. Operational and financial results from Veresen are not reflected in Pembina's operational and financial results prior to October 2, 2017. The results of the business acquired through the Acquisition are reported as a standalone segment. In combination with future integration efforts, it can be expected that the acquired assets will be re-allocated to other operating segments in the first quarter of 2018.

Assets acquired in the Acquisition include the following:

•	A pipeline transportation business comprised of interests in three pipeline systems:

o	100 percent interest in the Alberta Ethane Gathering System ("AEGS") with capacity of 330 mbpd;

o	50 percent interest in the Alliance Pipeline (''Alliance'') with capacity of 1,600 MMcf/d gross (800 MMcf/d net);

o	50 percent convertible preferred interest in the Ruby Pipeline ("Ruby") with capacity of 1,500 MMcf/d gross (750 MMcf/d net) which entitles Pembina to a US$91 million distribution per year;

•	A gas service business comprised of:

o

46.3 percent interest (as of December 31, 2017) in Veresen Midstream ("Veresen Midstream"), which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants with capacity of 1,516 MMcf/d gross (702 MMcf/d net), as well as gas gathering pipelines and compression;

•	An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada) (combined, "Aux Sable"), which includes a 131 mbpd gross (56 mbpd net) NGL fractionation facility and gas processing capacity of 2.1 bcf/d gross (0.897 bcf/d net) near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance;

•	A wholly-owned 1 mmbbls barrel ethane storage facility under construction near Burstall, Saskatchewan; and

•	A 75 percent jointly controlled interest in Grand Valley 1 Limited Partnership ("Grand Valley").

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Financial & Operating Overview

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2017	2016	2017	2016
Revenue	1,716	1,251	5,408	4,265
Net revenue(1)	709	514	2,246	1,764
Operating expense	130	123	450	419
Realized loss on commodity-related derivative financial instruments	42	15	94	10
Share of profit of investments in equity accounted investees	116		116	1
Depreciation and amortization included in operations	112	73	359	273
Unrealized (gain) loss on commodity-related derivative financial instruments	(14)	33	(23)	61
Gross profit	555	270	1,482	1,002
General and administrative expenses (excluding corporate depreciation) and other expenses	57	44	213	175
Other expense (income)	16	(6)	28	(1)
Net finance costs (income)	71	38	185	153
Current income tax expense	29	12	48	50
Deferred tax (recovery) expense	(70)	46	94	139
Total tax (recovery) expense	(41)	58	142	189
Earnings	445	131	891	466
Earnings per common share – basic (dollars)	0.83	0.29	1.89	1.02
Earnings per common share – diluted (dollars)	0.83	0.28	1.88	1.01
Cash flow from operating activities	523	286	1,513	1,077
Cash flow from operating activities per common share – basic (dollars)(1)	1.04	0.73	3.55	2.78
Adjusted cash flow from operating activities(1)	499	292	1,396	986
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	0.99	0.74	3.27	2.54
Common share dividends declared	272	190	873	737
Dividends per common share (dollars)	0.54	0.48	2.04	1.90
Preferred share dividends declared	26	19	83	69
Capital expenditures	314	453	1,839	1,745
Acquisitions	6,400		6,400	566

Proportionately Consolidated Financial Overview
Total Volume (mboe/d)	2,917	1,941	2,300	1,907
Operating Margin(1)	749	382	1,930	1,357
Adjusted EBITDA(1)	674	342	1,705	1,189

(1)	Refer to "Non-GAAP Measures."

Financial Overview

Pembina delivered strong financial and operational results in the fourth quarter of 2017. Revenue in the fourth quarter of 2017 was $1.7 billion compared to $1.3 billion for the same period in 2016. Full year revenue was $5.4 billion for 2017 compared to $4.3 billion for the same period in 2016. The increases in revenue for the quarter and full year were driven by a larger asset base generating higher revenue volumes and improvements in NGL market pricing. Net revenue (revenue less cost of goods sold including product purchases) was $709 million for the fourth quarter of 2017 compared to $514 million in the same period of 2016 and $2.2 billion year-to-date in 2017 compared to $1.8 billion for the same period in 2016. These increases were driven by higher revenue and sales volumes from new assets being placed into service and improvements in commodity prices and margins in the current period.

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Operating expenses were $130 million for the fourth quarter of 2017 compared to $123 million during the same period of 2016. For the year ended December 31, 2017, operating expenses were $450 million compared to $419 million in the same period of 2016. These increases were predominantly driven by a larger asset base which resulted in higher power, labour and repairs and maintenance expenses partially offset by lower integrity spending.

Share of profit of investments in equity accounted investees represents net earnings from investments in equity accounted investees primarily including Alliance, Ruby, Aux Sable and Veresen Midstream. Share of profit of investments in equity accounted investees was $116 million in the fourth quarter and full-year of 2017 as compared to nil and $1 million in 2016, respectively. The increases in the current year were driven by the Acquisition which closed in the fourth quarter of 2017.

Depreciation and amortization included in operations during the fourth quarter of 2017 was $112 million compared to $73 million for the same period in 2016. For the year ended December 31, 2017, depreciation and amortization included in operations was $359 million compared to $273 million in 2016. These increases were largely the result of the year-over-year growth in Pembina's asset base with the Company's pipeline system expansions and new fractionation facilities and gas processing plants which were placed into service. In addition, certain useful life adjustments were made in addition to the increased asset base as a result of the Acquisition.

Gross profit for the fourth quarter of 2017 was $555 million compared to $270 million during the fourth quarter of 2016. This 106 percent increase was driven by the Acquisition and stronger performance from the Midstream, Conventional Pipelines and Gas Services businesses resulting from increases in volume and revenues due to new assets placed into service within these businesses. Also impacting this is higher gross profit in the Midstream business driven by improvements in commodity prices in the current year and an unrealized gain on the market-to-market positions of commodity-related derivative financial instruments of $14 million for the fourth quarter of 2017 compared to a loss of $33 million for the fourth quarter of 2016. These increases were partially offset by increased depreciation and amortization as noted above and an increase in the realized loss on commodity-related derivative financial instruments of $42 million in the fourth quarter of 2017 compared to a loss of $15 million in the fourth quarter of 2016. For the year ended December 31, 2017, gross profit was $1,482 million compared to $1,002 million in 2016 for the same reasons discussed above. For the twelve months ended December 31, 2017, the realized loss on commodity-related derivative financial instruments was $94 million compared to $10 million for the same period in the prior year. Pembina's unrealized gain on the market-to-market positions of commodity-related derivative financial instruments of $23 million for 2017 compared to an unrealized loss of $61 million for 2016.

For the three-month period ended December 31, 2017, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $57 million compared to $44 million during the comparable period of 2016. This increase was largely due to an increase in share price which impacted the measurement of Pembina's compensation plan liabilities, as well as additional staff to support the growth in the Company's asset base. For the full year of 2017, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $213 million, compared to $175 million in the prior year. This increase was primarily driven by the same factors as noted above, partially offset by decreased rent expense in the current year due to non-cash and non-recurring rental adjustments of $10 million recognized during 2016.

Other expenses incurred during the fourth quarter of 2017 were $16 million compared to a recovery of $6 million for the same period in 2016. For the year ended 2017, other expenses were $28 million compared to other income of $1 million in 2016. Other expenses in 2017 largely related to the Veresen Acquisition as compared to 2016 which was comprised of derecognized project costs.

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Pembina Pipeline Corporation

Net finance costs incurred during the fourth quarter of 2017 were $71 million compared to $38 million for the same period in 2016. This increase was primarily due to increased interest expense driven by higher loans and borrowings, partially offset by fluctuations in the fair value of the convertible debentures conversion feature and increased foreign exchange gains. For 2017, net finance costs were $185 million compared to $153 million for 2016. This increase was primarily due to increased interest expense and fluctuations in the fair value of the convertible debentures conversion feature, partially offset by increased foreign exchange gains and fluctuations in the fair value of non-commodity related derivative financial instruments. Capitalized interest expense declined from $72 million in 2016 to $63 million in 2017 as additional assets were placed into service over the course of 2017 which results in comparatively higher net finance costs.

Income tax recovery for the fourth quarter of 2017 totaled $41 million, including current tax expense of $29 million offset by a deferred tax recovery of $70 million, compared to income tax expense of $58 million in the same period of 2016, including current tax expense of $12 million and deferred tax expense of $46 million. Current tax expense for the fourth quarter of 2017 was higher than the comparable period in 2016 due mainly to a provision relating to the recent enactment of the Tax Cuts and Jobs Act ("US Tax Reform"), offset by lower taxable income allocations from partnerships in Pembina's corporate structure. The deferred tax recovery that occurred in the fourth quarter of 2017 resulted from the reduction of US federal corporate tax rate from 35 percent to 21 percent enacted under the US Tax Reform which was partially offset by the utilizations of deductions to reduce partnership income as described above. Income tax expense was $142 million for the year ended December 31, 2017, including current taxes of $48 million and deferred taxes of $94 million, compared to income tax expense of $189 million in 2016, including current taxes of $50 million and deferred taxes of $139 million in the same period of 2016. The variances in current and deferred tax expense are due to the same factors noted above. The Company's estimates of the impact of US Tax Reform to the tax provision may be adjusted in the future based on anticipated future guidance and regulations from the U.S. Treasury and the Internal Revenue Service (See "US Tax Reform" section below).

The Company's earnings were $445 million ($0.83 per common share – basic and diluted) during the fourth quarter of 2017 compared to $131 million ($0.29 per common share – basic and $0.28 per common share – diluted) in the same period of 2016. Higher gross profit combined with lower tax expense were partially offset by higher net finance costs, general and administrative expenses and other expenses. Earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, during the fourth quarter of 2017 were $417 million (fourth quarter of 2016: $112 million). Full-year earnings were $891 million ($1.89 per common share – basic and $1.88 per common share – diluted) during 2017 compared to $466 million ($1.02 per common share – basic and $1.01 per common share – diluted) during 2016. On a year-to-date basis, earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, in 2017 were $805 million (2016: $394 million).

Cash flow from operating activities for the quarter ended December 31, 2017 was $523 million ($1.04 per common share – basic) compared to $286 million ($0.73 per common share – basic) during the fourth quarter of 2016. This increase was primarily due to higher gross profit and higher distributions from investments in equity accounted investees, partially offset by higher taxes paid and interest paid. For the twelve months ended December 31, 2017, cash flow from operating activities was $1,513 million ($3.55 per common share – basic) compared to $1,077 million ($2.78 per common share – basic) during the same period last year. This increase was primarily due to the same factors noted above combined with a decreased change in non-cash working capital and higher payments received and deferred.

Adjusted cash flow from operating activities for the fourth quarter of 2017 was $499 million ($0.99 per common share – basic) compared to $292 million ($0.74 per common share – basic) during the fourth quarter of 2016. Increased cash flow from operating activities (net of changes in non-cash working capital) was partially offset by increased current tax expense, additional preferred share dividends and accrued share-based payment expense. For the twelve months ended December 31, 2017, adjusted cash flow from operating activities was $1,396 million ($3.27 per common share – basic) compared to $986 million ($2.54 per common share – basic). Increased cash flow from operating activities (net of changes in non-cash working capital) was partially offset by additional preferred share dividends, and accrued share-based payment expense.

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Full-year 2017 per common share metrics were also impacted by increased common shares outstanding due to the Acquisition and Premium Dividend™1 and Dividend Reinvestment Plan ("DRIP") which was suspended effective April 25, 2017.

Capital expenditures were $314 million in the fourth quarter of 2017 as compared to $453 million in 2016. Full-year capital expenditures were $1.8 billion compared to $1.7 billion in 2016. The majority of spending in both 2017 and 2016 related to Pembina's expansion programs. Please refer to disclosure under the heading "Capital Expenditures" for further detail, as discussed further in the MD&A.

Proportionately Consolidated Overview

In accordance with IFRS, Pembina's Investments in Equity Accounted Investees are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item on the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, Share of Profit of Investments in Equity Accounted Investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the investments in equity accounted investees.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in equity accounted investees has been included in operating margin and Adjusted EBITDA and other reconciling items to share of profit. Refer to "Non-GAAP Measures." For comparison purposes, total volumes have also been disclosed on a proportionately consolidated basis.

Total volumes were 2,917 mboe/d in the fourth quarter of 2017 as compared to 1,941 mboe/d in 2016. Full-year volumes were 2,300 mboe/d compared to 1,907 mboe/d in 2016. See table below under "Proportionately Consolidated Operating Margin and Volumes" for breakdown by business.

During the fourth quarter of 2017, operating margin increased by 96 percent to $749 million compared to $382 million in the fourth quarter of 2016. This increase was driven by the Acquisition and stronger performance from the Midstream, Conventional Pipelines and Gas Services businesses resulting from increases in volume and revenues due to new assets placed into service within these businesses as well as higher operating margin in the Midstream business driven by improvements in commodity prices in the current year. For 2017, operating margin was $1.9 billion compared to $1.4 billion for the same period of 2016. This was due to higher operating margin across all businesses resulting from the same factors mentioned above.

Pembina generated Adjusted EBITDA of $674 million and $1.7 billion during the fourth quarter and the full year of 2017 compared to $342 million and $1.2 billion for the same periods in 2016. These 97 and 43 percent increases were due to increased operating margin relating to the Acquisition (see Note 6 of the Consolidated Financial Statements) and other factors noted above.

1 TM denotes trademark of Canaccord Genuity Corp.

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Pembina Pipeline Corporation

Proportionately Consolidated Operating Margin and Volumes

	3 Months Ended December 31 (unaudited)				12 Months Ended December 31
	2017		2016		2017		2016
($ millions, except where noted)	Volumes(3)	Operating Margin(1)	Volumes(3)	Operating Margin(1)	Volumes(3)	Operating Margin(1)	Volumes(3)	Operating Margin(1)
Conventional Pipelines	862	201	639	118	757	656	650	494
Oil Sands & Heavy Oil	1,060	36	975	37	1,060	144	975	140
Gas Services	190	74	163	60	176	276	139	195
Midstream	162	221	164	164	145	631	143	518
Veresen(3)	643	214			162	214
Corporate		3		3		9		10
Total	2,917	749	1,941	382	2,300	1,930	1,907	1,357

(1)	Refer to "Non-GAAP Measures."
(2)	The Veresen Acquisition was completed on October 2, 2017. As a result, operating and financial results of the Veresen Acquisition are included in Pembina's operational and financial results for the 91-day period from October 2, 2017 to December 31, 2017.
(3)	Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Conventional Pipelines

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2017	2016	2017	2016
Revenue volumes (mbpd)(1)	862	639	757	650
Revenue	267	184	884	719
Operating expenses	66	66	227	222
Realized loss on commodity-related derivative financial instruments			1	3
Operating margin(2)	201	118	656	494
Depreciation and amortization included in operations	51	27	157	103
Unrealized gain on commodity-related derivative financial instruments		(1)	(1)	(2)
Gross profit	150	92	500	393
Capital expenditures	189	294	1,150	957

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a strategically located pipeline network of approximately 10,000 kilometers. This network transports hydrocarbon liquids and extends across much of Alberta and parts of B.C., Saskatchewan and North Dakota. The primary objectives of this business are to provide safe, responsible, reliable and cost-effective transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding the Company's pipeline systems, managing revenue and following a disciplined approach to operating expenses.

Operational Performance

During the fourth quarter of 2017, Conventional Pipelines' revenue volumes averaged 862 mbpd, an increase of 35 percent compared to the same period of 2016, when revenue volumes were 639 mbpd. On a full-year basis in 2017, revenue volumes increased 16 percent to an average of 757 mbpd compared to 650 mbpd for the full year of 2016. Higher volumes as a result of system expansions were realized on Pembina's Peace and Northern pipeline systems, namely the Phase III pipeline expansion ("Phase III Expansion") as well as the Vantage pipeline system.

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Financial Performance

During the fourth quarter of 2017, Conventional Pipelines generated revenue of $267 million, 45 percent higher than the $184 million generated in the same quarter of the previous year. For the full year of 2017, revenue was $884 million, a 23 percent increase compared to $719 million for the same period in 2016. These increases resulted from higher revenue volumes as discussed above as well as higher posted tolls on some systems.

During the fourth quarter of 2017, operating expenses of $66 million were consistent with those recognized in the fourth quarter of 2016. Lower integrity spending based on the current year's work plan were offset by higher power, field maintenance expenses and labour associated with Pembina's systems expansions, some of which are flow-through expenses. For the twelve months ended December 31, 2017, operating expenses were $227 million compared to $222 million in the same period of 2016. This increase was primarily the result of higher power costs, field maintenance spending to support Pembina's pipeline system expansions and higher labour expenses associated with increased headcount, partially offset by lower integrity spending primarily due to reduced activity associated with integrity management program scheduling.

Operating margin was $201 million in the fourth quarter of 2017 compared to $118 million for the same period of 2016. For the full year of 2017, operating margin was $656 million, $162 million or 33 percent higher than the $494 million recorded for the full year of 2016. Both increases were due to the same factors impacting revenue and operating expenses noted above.

Depreciation and amortization included in operations during the fourth quarter and the full year of 2017 was $51 million and $157 million, respectively, compared to $27 million and $103 million recognized during the same periods of the prior year. The increases in 2017 were due to additional in-service assets relating to Pembina's system expansions, as well as certain useful life adjustments.

For the three and twelve months ended December 31, 2017, gross profit was $150 million and $500 million, respectively, compared to $92 million and $393 million for the same periods of 2016. These increases were due to higher operating margin, partially offset by increased depreciation and amortization included in operations.

Capital expenditures for the fourth quarter and full year in 2017 totaled $189 million and $1,150 million, respectively, compared to $294 million and $957 million for the same periods of 2016. The majority of this spending is related to Pembina's ongoing pipeline expansion projects some of which are described below including clean-up costs for assets already placed into service.

New Developments

As previously announced and in support of the liquids-rich Montney resource play, Pembina placed its northeast B.C. pipeline (the "NEBC Expansion") and its Altares lateral pipeline into service at the end of October 2017. The NEBC Expansion is centrally located to accommodate further incremental transportation demands for the majority of producers in the liquids-rich Montney resource play. With continued development in the Montney, the NEBC Expansion offers producers a transportation solution and access to Pembina's existing infrastructure at Taylor, B.C.

The Company has now received regulatory and environmental approval for the Phase IV expansion ("Phase IV") and is continuing to progress design, engineering and civil work. Phase IV is expected to be placed into service in late 2018 and will add approximately 180 mbpd of capacity between Fox Creek and Namao, Alberta. Pembina has the ability to further expand capacity between Fox Creek and Namao to approximately 1,200 mbpd by adding additional pump stations.

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As previously announced in September 2017, the Company is adding additional infrastructure to its Phase V expansion ("Phase V"), which will add approximately 260 mbpd of capacity between Lator and Fox Creek, Alberta. In addition to accommodating further customer demand, the Company will improve operational efficiencies and offer more optionality, which will ultimately provide a better service offering for Pembina's customers. The incremental cost for the additional infrastructure is $135 million for a total project capital cost of $385 million. Clearing work is now complete and pipeline construction is underway, with the expectation of bringing Phase V into service in late 2018.

Oil Sands & Heavy Oil

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2017	2016	2017	2016
Contracted capacity (mbpd)	1,060	975	1,060	975
Revenue	55	54	210	202
Operating expenses	19	17	66	62
Operating margin(1)	36	37	144	140
Depreciation and amortization included in operations	5	4	18	17
Gross profit	31	33	126	123
Capital expenditures	4	5	15	124

(1)	Refer to "Non-GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina's Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 1,060 mbpd of capacity, under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in certain operating expenses, actual throughput or commodity prices.

Pembina is the sole transporter of synthetic crude oil for the Syncrude Project (via the Syncrude Pipeline) and the Horizon Project (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. The Cheecham lateral transports synthetic crude oil from a common pump station on the Syncrude Pipeline and Horizon Pipeline to a terminalling facility located near Cheecham, Alberta, where it is then used as diluent for oil sands producers operating southeast of Fort McMurray, Alberta (the "Cheecham Lateral"). Pembina also owns and operates the Nipisi and Mitsue Pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $55 million in the fourth quarter of 2017 comparable to the $54 million in the fourth quarter of 2016. Full-year revenue in 2017 was $210 million compared to $202 million for the full year of 2016. This increase resulted from the completion of the Horizon Pipeline and Cheecham Lateral expansions in the second half of 2016, higher capital returns and increased operating expenses, partially offset by lower interruptible volumes. Operating expenses are largely eligible to be recovered under Pembina's contractual arrangements with its customers and therefore the increase in operating expenses from the comparable periods, as discussed below, also increased revenue.

Operating expenses were $19 million for the three months ended December 31, 2017 compared to $17 million for the same period in 2016. For the full year of 2017, operating expenses were $66 million compared to $62 million for the same period in the prior year. These increases were primarily driven by higher power expenses.

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For the fourth quarter and year ended December 31, 2017, operating margin was $36 million and $144 million, respectively, compared to $37 million and $140 million for the same periods in 2016 due to the factors discussed above.

Depreciation and amortization included in operations for the fourth quarter and full year of 2017 of $5 million and $18 million, respectively, remained comparable to the $4 million and $17 million recognized in the same periods in 2016.

For the three and twelve-month periods ended December 31, 2017, gross profit was $31 million and $126 million compared to $33 million and $123 million during the same periods in the prior year. These variances were due to the same factors that impacted operating margin.

Capital expenditures for the three and twelve months ended December 31, 2017 were $4 million and $15 million compared to $5 million and $124 million for the same periods in 2016. This spending related to the expansion of the Horizon Pipeline, an expansion of the Cheecham Lateral and other sustainment activities.

Gas Services

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2017	2016	2017	2016
Revenue volumes net (MMcf/d)(1)(2)	1,141	976	1,056	836
Revenue volumes net (mboe/d)(1)(3)	190	163	176	139
Revenue	100	86	378	283
Cost of goods sold, including product purchases	2	4	13	12
Net revenue(4)	98	82	365	271
Operating expenses	24	22	89	76
Operating margin(4)	74	60	276	195
Depreciation and amortization included in operations	15	15	59	52
Gross profit	59	45	217	143
Capital expenditures	28	38	243	146
Acquisition				566

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Volumes at the Musreau Gas Plant exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(3)	Revenue volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's operations include a natural gas gathering and processing business, which is strategically positioned in an active condensate and NGL-rich area of western Canada and is integrated with Pembina's other businesses. Gas Services provides sweet and sour gas gathering, compression, condensate stabilization, both shallow cut and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The condensate and NGL extracted through the facilities in this business are transported by Pembina's Conventional Pipelines business on its Peace and Vantage pipeline systems. A portion of the volumes are further processed at Pembina's fractionation facilities. Operating assets within Gas Services include:

•

Pembina's Cutbank Complex (the "Cutbank Complex") – located near Grande Prairie, Alberta, this facility includes six shallow cut sweet gas processing plants (the Cutbank gas plant, Musreau I, Musreau II, Musreau III, the Kakwa gas plant, the Kakwa River shallow cut plant), one deep cut sweet gas processing plant (Musreau Deep Cut) and a raw to deep cut sour gas processing facility (Kakwa River Deep Cut). In total, the Cutbank Complex has 675 MMcf/d gross (618 MMcf/d net) of shallow cut sweet gas processing capacity, 205 MMcf/d of sweet deep cut extraction capacity and 200 MMcf/d of raw to deep cut sour gas processing capacity. The Cutbank Complex also includes approximately 450 km of gathering pipelines, nine field compression stations, and centralized condensate stabilization.

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Pembina Pipeline Corporation

•	Pembina's Saturn complex (the "Saturn Complex") – located near Hinton, Alberta; includes two identical 200 MMcf/d deep cut sweet gas processing plants (the "Saturn I" and "Saturn II" facilities) for a total of 400 MMcf/d of deep cut processing capacity, as well as 25 km of gathering pipelines.

•	Pembina's Resthaven facility ("Resthaven") – located near Grande Cache, Alberta; includes 300 MMcf/d gross (214 MMcf/d net) of raw to deep cut sweet gas processing capacity, as well as 30 km of gathering pipelines.

•	Pembina's Saskatchewan Ethane Extraction Plant ("SEEP") – located to service the southeast Saskatchewan Bakken region; has deep cut sweet gas processing capacity of 60 MMcf/d, ethane fractionation capabilities of up to 4.5 mbpd and a 104 km ethane delivery pipeline.

•

Pembina's Duvernay Complex (the "Duvernay Complex") – located near Fox Creek, Alberta, includes 100 MMcf/d (75 MMcf/d net) shallow cut sweet gas processing plant ("Duvernay I") and 12 km of sales gas pipeline, and supporting infrastructure, which includes 35 km of gas gathering pipeline and fuel gas pipeline respectively, 30 MMcf/d gas compression, 10 mbpd raw condensate stabilization, and 5 mbpd water handling in the field ("Field Hub").

Operational Performance

Revenue volumes were a record 1,141 MMcf/d during the fourth quarter of 2017, 17 percent higher than the 976 MMcf/d recorded during the fourth quarter of 2016. This increase was due to higher volumes being received at the Cutbank Complex, Resthaven and the Saturn Complex as well as the startup of the Duvernay I gas plant on November 1, 2017. On a full-year basis in 2017, volumes increased 26 percent to 1,056 MMcf/d compared to 836 MMcf/d in the same period of 2016. Revenue volumes in 2017 were positively impacted by a full-year contribution from the Kakwa River facility, Musreau III and the Resthaven expansion, higher realized revenue volumes at the Saturn Complex and the startup of the Duvernay I gas plant in late 2017. In addition, revenue volumes in 2016 at Resthaven and the Saturn Complex were negatively impacted by extended facility outages in that year.

Financial Performance

Gas Services realized $98 million in net revenue during the fourth quarter of 2017 compared to $82 million in the fourth quarter of 2016. For the full year of 2017, net revenue was $365 million compared to $271 million in the same period of 2016. These 20 percent and 35 percent increases in net revenue were due to higher revenue volumes at the Cutbank Complex, Resthaven and the Saturn Complex as well as the startup of the Duvernay I gas plant in the fourth quarter, as well as increased revenue associated with the recovery of operating costs and the recognition of $10 million previously unrecorded revenue received from a customer receivership settlement in the first quarter of 2017.

During the fourth quarter of 2017, Gas Services incurred operating expenses of $24 million compared to $22 million in the fourth quarter of 2016. This increase was predominantly due to the addition of facilities and associated expenses as noted above partially offset by lower transportation expenses at the Kakwa gas plant with the installation of a water disposal system. Full-year operating expenses totaled $89 million in 2017 compared to $76 million in 2016. This increase was predominantly due to the addition of facilities and associated expenses as noted above combined with lower operating expenses in the comparative period due to an outage at the Saturn Complex.

Gas Services realized operating margin of $74 million in the fourth quarter and $276 million for the full year of 2017 compared to $60 million and $195 million during the same periods of the prior year. These increases were the result of the factors discussed above.

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Pembina Pipeline Corporation

Depreciation and amortization included in operations during the fourth quarter and the full year of 2017 totaled $15 million and $59 million, respectively, compared to $15 million and $52 million during the same periods of the prior year. The full year increase was primarily attributable to the addition of the Duvernay Complex in 2017 as well as increases related to the Kakwa River facility, Musreau III and the Resthaven expansion which included a full year of depreciation in 2017 compared to nine months in 2016.

For the three months ended December 31, 2017, gross profit was $59 million compared to $45 million in the same period of 2016. On a year-to-date basis, gross profit was $217 million compared to $143 million during the prior year. The increase year-over-year was due to higher operating margin, partially offset by increased depreciation expense.

Capital expenditures for the fourth quarter and the full year of 2017 were $28 million and $243 million, respectively, compared to $38 million and $146 million for the same periods of 2016. Capital spending in 2017 was largely to complete the Duvernay Complex, as well as producer-requested modifications, including a water disposal system at the Kakwa River facility. In 2016, capital spending was largely to advance and complete construction at Musreau III and the Resthaven expansion as well as to progress the development in the Duvernay.

New Developments

As previously announced, Pembina placed its Duvernay Complex into service in November 2017, ahead of schedule and under budget. The Duvernay Complex represents Pembina's first large-scale processing plant and infrastructure that was specifically designed to handle the liquids-rich Duvernay production.

In early 2017, Pembina entered into a 20-year infrastructure development and service agreement (the "Agreement") with a multinational, investment grade customer, which includes an area of dedication in the Duvernay resource play near Fox Creek, Alberta. On November 6, 2017, Pembina announced that it had executed further agreements to develop and construct Duvernay infrastructure at the Company's Duvernay Complex for a capital cost of approximately $290 million. The Duvernay infrastructure includes: raw product separation and water removal infrastructure; a 30 mbpd of raw inlet condensate stabilization facility; a 100 MMcf/d sweet gas shallow cut processing facility ("Duvernay II" a replica of Pembina's Duvernay I facility); and a 10-inch condensate pipeline lateral that will connect to the Company's Peace Pipeline system. The facilities will have a 20-year contractual life and would be back-stopped by a combination of fee-for-service and fixed-return arrangements with an expected in-service date of mid-to-late 2019, subject to regulatory and environmental approvals. Detailed engineering for Duvernay II is progressing with some long lead equipment now ordered. Additionally, agreements were executed for NGL and condensate transportation on Pembina's Peace Pipeline system and NGL fractionation at the Company's Redwater fractionation complex in respect of this Duvernay development.

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Pembina Pipeline Corporation

Midstream

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2017	2016	2017	2016
Financial Highlights
NGL sales volumes (mbpd)	162	164	145	143
Revenue	1,305	954	4,034	3,183
Cost of goods sold	1,031	760	3,262	2,611
Net revenue(1)	274	194	772	572
Operating expenses	16	21	69	69
Realized loss on commodity-related derivative financial instruments	42	15	93	7
Depreciation and amortization included in operations	32	27	116	101
Unrealized (gain) loss on commodity-related derivative financial instruments	(14)	34	(22)	63
Share of profit of investments in equity accounted investees				1
Gross profit	198	97	516	333
Capital expenditures	68	112	395	504
Proportionately Consolidated
Operating margin(1)	221	164	631	518

(1)	Refer to "Non-GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets include:

o	14 truck terminals providing pipeline and market access for crude oil and condensate production that are not pipeline connected;

o	Pembina Nexus Terminal ("PNT") includes an area in Alberta between Namao, Heartland and Edmonton where 21 inbound pipeline connections and 13 outbound pipeline connections converge providing access to approximately 1.2 mmbpd of crude oil and condensate supply;

o	Edmonton North Terminal ("ENT") located within PNT includes approximately 900 mbbls of above ground storage having access to crude oil, synthetic crude oil and condensate supply transported on Pembina's operated pipelines and products from various third-party operated pipelines; and

o	Canadian Diluent Hub ("CDH"), located within PNT in the Heartland area and includes 500 mbbls of above ground storage, providing direct connectivity for growing domestic condensate volumes to the oil sands via downstream third-party pipelines.

•	NGL midstream includes two vertically integrated NGL operating systems – Redwater West and Empress East (as defined below).

o	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net) Younger extraction and fractionation facility in B.C. ("Younger"); two 73 mbpd NGL fractionators ("RFS I" and "RFS II"), a 55 mbpd propane-plus fractionator ("RFS III") and 8.3 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting NGL products.

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Pembina Pipeline Corporation

o	The Empress East NGL system ("Empress East") includes 2.1 bcf/d of capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 7.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into western Canadian markets. Pembina transports propane/butane NGL mix predominantly to Sarnia, Ontario for further fractionation, distribution and sale into markets in Central Canada and the eastern U.S. Storage and terminalling services are also provided to customers at the Pembina Corunna Terminal.

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" for more information.

Operational & Financial Performance

During the fourth quarter and full-year of 2017, NGL sales volumes averaged 162 mbpd and 145 mbpd, respectively, consistent with 164 mbpd and 143 mbpd recognized during the same periods in 2016. NGL sales volumes were relatively flat over the periods compared to 2016 and was largely a result of RFS III fractionated volumes being returned to the customer which is not reflected in the Company's NGL sales volumes.

In the Midstream business, revenue was $1,305 million during the fourth quarter of 2017, compared to $954 million in the same period of 2016, with the increase primarily driven by the start-up of RFS III on July 1, 2017 and improvements in commodity prices in the current year. For the full year of 2017, revenue was $4.0 billion compared to $3.2 billion in the same period of 2016. This increase was driven by the same factors impacting the fourth quarter as noted above as well as increased storage opportunities in the first half of 2017 as compared to the same period in the prior year. Pembina's Midstream business generated net revenue of $274 million during the fourth quarter of 2017 compared to $194 million during the fourth quarter of 2016. Full-year net revenue was $772 million in 2017 compared to $572 million in 2016. These increases are primarily due to improvements in commodity prices and margins in the current periods compared to the same periods in the prior year as well as RFS III coming into service on June 30, 2017.

Operating expenses during the fourth quarter of 2017 were $16 million compared to the $21 million recognized in the same period of 2016. The decrease in operating expenses during the current period is due to lower routine integrity and other expenses. Operating expenses of $69 million for the full year of 2017 were consistent with 2016.

Operating margin was $221 million and $631 million during the fourth quarter and the full year of 2017 compared to $164 million and $518 million in the comparable periods of 2016. These increases were due to the same factors affecting revenue, net revenue and operating expenses, as discussed above, offset by changes in the realized loss on commodity-related financial instruments. In the fourth quarter of 2017, operating margin was impacted by a realized loss on commodity-related derivatives of $42 million compared to $15 million in the fourth quarter of 2016. For the year ended December 31, 2017, the realized loss on commodity-related derivatives was $93 million compared to $7 million in 2016. Pembina enters into commodity-related financial instruments to protect margins in changing commodity price environments. The current year loss was predominantly driven by decreases in natural gas prices and increases in the price of propane and butane. Pembina entered into hedge contracts to de-risk operating margin derived from the spread between the value of natural gas liquids and natural gas. Currently, Pembina has hedged approximately 65 percent of the Company's frac spread throughput for 2018 (excluding its interest in Aux Sable).

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Pembina Pipeline Corporation

Operating margin for Pembina's NGL midstream activities was $170 million for the fourth quarter of 2017 compared to $118 million for the fourth quarter of 2016. For the twelve months ended December 31, 2017, operating margin was $488 million compared to $356 million for the same period of 2016. These increases are due to product margin increases, partially offset by increased realized losses on commodity-related derivatives.

The Company's crude oil midstream operating margin was $51 million in the fourth quarter of 2017 compared to $46 million for the same period in 2016. This increase was due to higher fee-for-service revenue as the CDH was placed into service in June 2017 and wider commodity price differentials. For the full year, crude oil midstream operating margin totaled $143 million compared to $162 million during the same period of the prior year. Although crude oil prices have strengthened year-over-year, average differentials were narrower making the underlying margins tighter, which resulted in reduced operating margin. Further, the shape of the forward curve created more opportunities for storage in 2016, compared to 2017. In addition, due to the increase in domestic condensate production, the rail import of condensate was not economic during 2017, as it was during 2016. This was partially offset by higher fee-for-service operating margin at CDH in the current year.

Depreciation and amortization included in operations for Pembina's Midstream business was $32 million in the fourth quarter of 2017 compared to $27 million for the same period of 2016. Full-year 2017 depreciation and amortization included in operations was $116 million compared to $101 million for the same period of 2016. These increases were due to new assets being brought into service including RFS III, NGL storage caverns and CDH.

For the three and twelve months ended December 31, 2017, gross profit in this business was $198 million and $516 million, respectively, compared to $97 million and $333 million during the same periods in 2016. Gross profit was impacted by the same factors as operating margin and depreciation noted above, as well as fluctuations in the unrealized gain or loss on commodity-related financial instruments. In the fourth quarter of 2017, gross profit was impacted by an unrealized gain on commodity-related derivatives of $14 million compared to a loss of $34 million in the fourth quarter of 2016. On a year-to-date basis in 2017, gross profit was impacted by an unrealized gain on commodity-related derivatives of $22 million compared to a loss of $63 million in the same period of 2016.

Capital expenditures for the fourth quarter and the full year of 2017 totaled $68 million and $395 million, respectively, compared to $112 million and $504 million for the same periods of 2016. Capital spending in this business in 2017 was primarily directed towards the completion of RFS III, as well as infrastructure in support of the North West refinery and at CDH and ENT, as discussed in the "New Developments" section below. Capital spending in this business in 2016 was primarily directed towards the development of RFS III, as well as completion of above ground storage at ENT and progressing construction of CDH.

New Developments

Pembina's Board of Directors has approved the construction of fractionation and terminalling facilities at the Company's Empress, Alberta extraction plant. The new facilities will add approximately 30,000 bpd of propane-plus fractionation capacity to the Company's Empress East NGL system. For the fractionation infrastructure, Pembina will repurpose existing assets for depropanization and will construct a new debutanizer and a finished product treating facility. Pembina will also add propane rail loading and butane truck terminalling services to the site. The total expected capital cost for this project is approximately $120 million and is anticipated to be placed into service in late 2020, subject to environmental and regulatory approval. These facilities will provide the Company with increased NGL volumes and market optionality, as well as enhanced propane supply access which could further support the Company's Prince Rupert export terminal and proposed propane dehydrogenation and polypropylene production facility (as discussed below).

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Pembina Pipeline Corporation

On November 29, 2017, Pembina announced approval by its Board of Directors for the development of the Company's previously proposed liquefied petroleum gas ("LPG") export terminal (the "Prince Rupert Terminal"). The Prince Rupert Terminal will be located on Watson Island, British Columbia on lands leased from a wholly-owned subsidiary of the City of Prince Rupert (the "City"). The Prince Rupert Terminal is expected to have a permitted capacity of approximately 25,000 barrels per day of LPG with the LPG supply primarily being sourced from Pembina's Redwater fractionation complex. The Company continues to progress stakeholder consultation and detailed engineering work to support facility design and various permit applications expected to be submitted throughout 2018. The expected capital cost is approximately $250 million and is anticipated to be in service mid-2020, subject to regulatory and environmental approvals.

As of December 31, 2017, Pembina has declared its infrastructure which supports the North West Redwater Partnership's ("North West") refinery to be in service.

Canada Kuwait Petrochemical Company ("CKPC") continues to progress front end engineering design ("FEED") for a combined propane dehydrogenation and polypropylene production facility. It is expected that FEED activities will be completed by late 2018, followed by a final investment decision. Pembina and Kuwait's Petrochemical Industries Company K.S.C. (''PIC'') are each 50 percent joint venture partners of CKPC. The CKPC partnership strategically combines expertise from both companies. Pembina is an experienced operator and builder of large-scale infrastructure and is the largest supply aggregator of propane in the WCSB, and PIC, the petrochemical subsidiary of Kuwait Petroleum Corporation, is a global petrochemical company with a diversified production and marketing portfolio in olefins and aromatics products.

CDH is capable of delivering approximately 400 mbpd of condensate to regional third-party diluent pipelines and has 500 mbbls of above ground storage. In February 2018, Pembina placed a fifth third-party condensate connection into service at CDH. Condensate deliveries to CDH continue to increase as volumes on the Phase III Expansion ramp up, with condensate receipts exceeding 145 mbpd in December 2017.

Pembina has completed several initiatives to further support operations and improve customer service offerings at ENT. The Pembina Edmonton Delivery System ("PEDS"), which was previously placed into service, connects the Company's Namao hub to large-scale, third-party infrastructure in the Edmonton area. PEDS also accommodates increased volumes from the Phase III Expansion and improves access of commodities into ENT.

Effective April 1, 2018, Pembina will become the operator of the Company's Younger facility, which has been previously operated by its joint interest partner. Given Pembina's extensive experience as an operator and its ability to leverage and integrate with its current operational systems, the Company expects to realize efficiencies going forward.

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Pembina Pipeline Corporation

Veresen

3 and 12 Months Ended December 31(2)
($ millions, except where noted)	2017
Financial Highlights
Revenue	15
Operating expenses	8
Depreciation and amortization included in operations	9
Share of profit of investments in equity accounted investees	116
Gross profit	114
Capital expenditures	24
Contributions to equity accounted investees	6
Distributions from equity accounted investees(3)	144
Proportionately Consolidated
Total revenue and sales volumes (mboe/d)(4)(5)	643
Operating margin(1)	214
Adjusted EBITDA(1)	189

(1)	Refer to "Non-GAAP Measures."
(2)	The Veresen Acquisition was completed on October 2, 2017. As a result, operating and financial results of the Veresen Acquisition are included in Pembina's operational and financial results for the 91-day period from October 2, 2017 to December 31, 2017.
(3)	Net of amortization of debt held within the equity accounted investees.
(4)	Million cubic feet per day ("MMcf/d") converted to mboe/d (thousands of barrels of oil equivalent per day) at 6:1 ratio.
(5)	The figure presented in the above table represents the revenue and sales volumes for the 3 months ended December 31, 2017. Revenue and sales volumes for the 12 month period ended December 31, 2017 were 162 mboe/d.

Business Overview

Pembina acquired assets and investments through the Veresen Acquisition that include:

•	100 percent interest in the Alberta Ethane Gathering System with capacity of 330 mbpd;

•	50 percent interest in the Alliance Pipeline with capacity of 1,600 MMcf/d gross (800 MMcf/d net);

•	50 percent convertible preferred interest in the Ruby Pipeline with capacity of 1,500 MMcf/d gross (750 MMcf/d net) which entitles Pembina to a US$91 million distribution per year;

•

46.3 percent interest (as of December 31, 2017) in Veresen Midstream, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including: gas processing plants with capacity of approximately 1,516 MMcf/d gross (702 MMcf/d net), as well as gas gathering pipelines and compression;

•	An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes a 131 mbpd gross (56 mbpd net) NGL fractionation facility and gas processing capacity of 2.1 bcf/d gross (0.897 bcf/d net) near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance; and

•	A wholly-owned 1 mmbbls ethane storage facility under construction near Burstall, Saskatchewan.

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Pembina Pipeline Corporation

Operational and Financial Performance

During the fourth quarter of 2017, AEGS operations, which are fully consolidated, met expectations with revenue volumes remaining stable at 295 mbpd. During the period AEGS generated revenue of $15 million, operating expenses of $8 million and operating margin of $7 million. During September 2017, new 20-year take-or-pay agreements were entered into for approximately 95 percent of the existing capacity, effective January 1, 2019.

Share of profit of investments in equity accounted investees totaled $116 million for the period and the year ended December 31, 2017. Share of profit of investments in equity accounted investees represents the net earnings of the investees adjusted for incremental amortization of purchase price allocation adjustments from the Acquisition and interest and amortization from investment in equity accounted investee level debt. The $116 million share of profit of investments in equity accounted investees is comprised of $40 million attributable to Alliance, $29 million attributable to Ruby, $22 million attributable to Veresen Midstream, $22 million attributable to Aux Sable and $3 million derived from other investments in equity accounted investees.

Pembina's share of profit from Alliance pipeline during the period totaled $40 million. Revenue volumes of 1,724 MMcf/d gross (862 MMcf /d net) during the period resulted from increased seasonal interruptible service which benefited from high demand driven by a wide Chicago-AECO gas price differential as well as outages or curtailments on other egress options out of western Canada. Pembina's share of profit from Alliance is net of $10 million of equity investment level interest expense and $32 million of depreciation and amortization.

Share of profit from Veresen Midstream for the period ended December 31, 2017 was $22 million. Veresen Midstream's relative share of volumes during the period of 591 MMcf/d were positively impacted from the early startup of the Sunrise and Tower facilities in September 2017 and the Saturn I facility on November 1, 2017. The increase in revenue volumes during the period translated into an increase in Veresen Midstream operating margin. During the period, Veresen Midstream negotiated a reduction in pricing on its outstanding debt facilities, reducing the interest rate on its Term Loan B by 0.5 percent and on its bank credit facilities by 0.75 percent. As a result, a gain of $24 million, net to Pembina, has been recorded during the period, reflecting the benefit of the reduced interest rates over the term of the debt obligation. This gain will be amortized back as higher interest expense for the balance of the term of the credit facilities, offsetting the lower future cash interest costs. Pembina's share of profit from Veresen Midstream is net of $12 million of equity investment level interest income and $19 million of depreciation and amortization.

Ruby pipeline generated share of profit for the period of $29 million. Share of profit recognized for Ruby continued to trend as expected because of protection from take-or-pay contracts and the preferred interest structure. Ruby has long-term take-or-pay contracts in place for approximately 1,068 MMcf/d gross (534 MMcf/d net), or 69 percent, of the pipeline's capacity. Operating expenses were in line with management's expectations. Pembina's share of profit recognized in respect of the Company's investment in Ruby of $29 million represents the dividend received associated with the Company's preferred interest.

Share of profit recognized from Aux Sable for the period ended December 31, 2017 was $22 million. During the quarter, Aux Sable processed approximately 96 percent of the natural gas delivered by Alliance. Total NGL sales volumes were 50 mbpd during the period. Revenue recognized by Aux Sable during the period benefited from a recovery in US exports resulting in relatively strong propane plus margins driven by cold weather and a wide Chicago-AECO differential. Pembina's share of profit from Aux Sable is net of $2 million of subsidiary level interest expense and $5 million of depreciation and amortization.

Distributions received from equity accounted investees during the period were $144 million.

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Pembina Pipeline Corporation

New Developments

On November 29, 2017, the Board of Directors approved Pembina's investment in Veresen Midstream's development of the North Central liquids hub ("North Central Liquids Hub"), which supports operations for the Cutbank Ridge Partnership ("CRP"), a partnership between Encana Corporation and Cutbank Dawson Resources Ltd., an investment grade subsidiary of Mitsubishi Corporation, within the world class Montney formation. The estimated capital cost for this project is $320 million ($150 million net) and is expected to be placed into service in late 2018 and is currently trending under budget and ahead of schedule. The North Central Liquids Hub will provide separation and stabilization of increased condensate volumes from CRP to support the recently-in service Sunrise and Saturn gas plants. The project can also be further expanded to serve the future requirements of the CRP as well as other potential third-party produces. Additionally, the North Central Liquids Hub will connect into Pembina's pipeline systems.

On January 23, 2018, Veresen Midstream placed its second 200 MMcf/d gross (93 MMcf/d net) gas processing Saturn facility into service ahead of schedule and under budget. In September 2017, Veresen Midstream placed 200 MMcf/d (gross) of gas processing capacity at the Tower facility and 400 MMcf/d gross (185 MMcf/d net) of gas processing capacity at the Sunrise facility into service; and in November 2017, it placed the first 200 MMcf/d gross (93 MMcf/d net) of gas processing capacity at the Saturn facility into service. In support of the development of the liquids-rich Montney resource play, Veresen Midstream has now placed 1 bcf/d (gross) of gas processing capacity into service over late 2017 and early 2018.

Pembina continues to progress its proposed liquefied natural gas export terminal in Coos Bay, Oregon, and the related Pacific Connector Gas Pipeline (combined "Jordan Cove") that will transport natural gas from the Malin Hub in southern Oregon to the export terminal. In September 2017, the Company filed applications with the United States Federal Energy Regulatory Commission ("FERC") for the construction and operation of Jordan Cove and is positioned to receive a FERC decision in late 2018. Pembina has committed a 2018 capital budget of $135 million to progress Jordan Cove to a final investment decision, pending the receipt of the necessary regulatory approvals and other requirements.

The Company continues to advance the construction of a 1 mmbbls barrel ethane storage facility ("Burstall Ethane Storage") located near Burstall, Saskatchewan for a total expected capital cost of approximately $180 million. The Burstall Ethane Storage is underpinned by a 20-year agreement and is expected to be placed into service in late 2018.

U.S. Tax Reform

The U.S. Tax Reform was substantively enacted on December 22, 2017 with the majority of the legislation effective January 1, 2018. The new tax legislation includes tax reforms affecting businesses, including corporate tax rate reduction, business deductions and international tax provisions. Pembina has analyzed the provisions in the new legislation and estimated the impact on the Company's US businesses, however these estimates may be adjusted in the future based on anticipated future regulations and guidance from the U.S. Treasury and the Internal Revenue Service. Overall, Pembina expects the benefit of a lower U.S. tax rate will exceed any incremental tax payable, as a result of other provisions of U.S. Tax Reform. Areas identified which have had significant impact include:

Corporate Tax Rate Reduction

The new tax law reduces the federal statutory corporate tax rate from 35 percent to 21 percent for tax years beginning after December 31, 2017. This rate reduction requires deferred tax assets and liabilities to be re-measured. The rate reduction had a favorable impact to Pembina as recognized in the deferred tax recovery for the quarter ending December 31, 2017 mainly resulting from our acquisition of Veresen. Pembina expects to realize more significant tax savings in future US taxable income due to the corporate tax rate reduction and believes that the rates of return anticipated from our investments should increase due to the lower tax rate and the increased tax depreciation deductions.

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Pembina Pipeline Corporation

Mandatory Repatriation

The new legislation requires a mandatory deemed repatriation of post 1986 undistributed foreign earnings and profits of foreign subsidiaries of a US entity. Pembina has recognized this one-time mandatory repatriation tax of approximately $30 million, which is payable over eight years, in current tax expense. At this time, Pembina does not anticipate a similar repatriation tax impact in the future.

Other Non-Operating Expenses

Other Expense (Income)

Included in other expense are transaction costs incurred in respect of acquisitions of $18 million and $25 million for the fourth quarter and full year of 2017, respectively, compared to nil and $1 million in the comparable periods of 2016. Acquisition costs incurred in 2017 pertained to the acquisition of Veresen (see Note 6 to the Consolidated Financial Statements) and in 2016 to the acquisition of the Kakwa River facility.

Pension Liability

Pembina maintains a defined contribution plan and non-contributory defined benefit pension plans covering employees and retirees. The defined benefit plans include a funded registered plan for all qualified employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. At the end of 2017, the pension plans carried a net obligation of $21 million compared to a net obligation of $26 million at the end of 2016. At December 31, 2017, plan obligations amounted to $203 million (2016: $190 million) compared to plan assets of $182 million (2016: $164 million). In 2017, the pension plans' expense was $14 million (2016: $11 million). Pembina's contributions to the pension plans totaled $16 million in 2017 (2016: $15 million).

Financing Activity

On January 20, 2017, Pembina closed an offering of $300 million of senior unsecured Series 8 medium-term notes (the "Series 8 Notes"). The Series 8 Notes have a fixed coupon of 2.99 percent per annum, paid semi-annually, and mature on January 22, 2024. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 9 medium-term notes (the "Series 9 Notes").

On August 16, 2017, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches consisting of $350 million principal amount through the re-opening of Pembina's Series 8 Notes and $250 million through the re-opening of Pembina's Series 9 Notes.

On October 2, 2017, in connection with the Acquisition, the outstanding preferred shares of Veresen have been exchanged for Pembina Class A Series 15, 17 and 19 Preferred Shares with the same terms and conditions as the shares previously issued by Veresen. Dividends on the Series 15, 17 and 19 Preferred Shares will continue to be paid on the last business day of March, June, September and December in each year, if, as and when declared by the Board of Directors.

Also in conjunction with the closing of the Acquisition on October 2, 2017, Pembina and Veresen undertook an amalgamation under the Alberta Business Corporations Act. As a result, Pembina assumed all obligations related to the Veresen medium-term notes and, indirectly, the Alberta Ethane Gathering System L.P. notes.

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Pembina Pipeline Corporation

On December 7, 2017 Pembina closed an offering of $400 million of 16 million Series 21 Preferred Shares. Dividends on the Series 21 Preferred Shares are expected to be $1.225 per share annually, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors, for the initial fixed rate period to, but excluding, March 1, 2023. The first dividend will be payable March 1, 2018, in the amount of $0.2819 per share.

Liquidity & Capital Resources

($ millions)	December 31, 2017	December 31, 2016
Working capital(1)	(120)	(102)
Variable rate debt(2)
Bank debt	1,778	353
Total variable rate debt outstanding (average of 2.9%)	1,778	353
Fixed rate debt(2)
Senior unsecured notes(3)	540	467
Senior unsecured medium-term notes(4)	5,150	3,200
Total fixed rate debt outstanding (average of 4.3%)	5,690	3,667
Convertible debentures(2)	95	147
Finance lease liability	12	13
Total debt and debentures outstanding	7,575	4,180
Cash and unutilized debt facilities	1,063	2,211

(1)	As at December 31, 2017, working capital includes $256 million (December 31, 2016: $6 million) associated with the current portion of loans and borrowings and convertible debentures.
(2)	Face value.
(3)	Includes $73 million face value of Alberta Ethane Gathering System L.P. senior notes assumed on Acquisition.
(4)	On closing of the Acquisition, Pembina assumed all obligations related to the Veresen medium-term notes.

Pembina anticipates its cash flow from operating activities, the majority of which is derived from fee-for-service contracts, will be more than sufficient to meet its short-term operating obligations and fund its targeted dividends. In the short term, Pembina expects to source funds required for capital projects and contributions to investments from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina believes it should continue to have access to additional funds as required. Refer to "Risk Factors – Additional Financing and Capital Resources" in this MD&A and note 24 to Pembina's Financial Statements for more information. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

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Pembina Pipeline Corporation

Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2016: $2.5 billion) revolving credit facility which includes a $250 million accordion feature, which matures in May 2020, and an operating facility of $20 million (December 31, 2016: $30 million) due in May 2018, which is typically renewed on an annual basis. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (December 31, 2016: nil to 1.25 percent) or Bankers' Acceptances and LIBOR rates plus 1.00 percent to 2.25 percent (December 31, 2016: 1.00 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. Based on Pembina's 'BBB' rating, current applicable margins are prime lending rates plus 0.45 percent or Bankers' Acceptances and LIBOR rates plus 1.45 percent. There are no repayments due over the term of these facilities. As at December 31, 2017, Pembina had $1.1 billion (December 31, 2016: $2.2 billion) of cash and unutilized debt facilities. At December 31, 2017, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $7.5 billion (December 31, 2016: $4.0 billion). Pembina also had an additional $26 million (December 31, 2016: $30 million) in letters of credit issued pursuant to separate credit facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities, including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and credit facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's financial covenants include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio at December 31, 2017
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.34
Revolving unsecured credit facility	Debt to Capital EBITDA to senior interest coverage	Maximum 0.65 Minimum 2.5:1.0	0.36 7.4:1

(1)	Terms as defined in relevant agreements.

In addition to the table above, Pembina has additional customary covenants on its other senior unsecured notes. Pembina was in compliance with all covenants under its notes and facilities as at December 31, 2017 (December 31, 2016: in compliance).

Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in the Company reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $110 million (December 31, 2016: $115 million) were held at the end of 2017 primarily in respect of customer trade receivables.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Pembina targets strong 'BBB' credit ratings. DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Class A Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares is P-3 (High).

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Pembina Pipeline Corporation

Capital Expenditures

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions)	2017	2016	2017	2016
Development capital
Conventional Pipelines	189	294	1,150	957
Oil Sands & Heavy Oil	4	5	15	124
Gas Services	28	38	243	146
Midstream	68	112	395	504
Veresen(1)	24		24
Corporate/other projects	1	4	12	14
Total development capital	314	453	1,839	1,745
Contributions to equity accounted investees	6		7	2
Acquisitions	6,400		6,400	566

(1)	Does not include expenditures for the first nine months ended September 30, 2017 and year ending December 31, 2016 since the Acquisition was completed on October 2, 2017.

For the three months ended December 31, 2017, capital expenditures were $314 million compared to $453 million during the same three-month period of 2016. During 2017, capital expenditures, excluding acquisitions, were $1.8 billion compared to $1.7 billion during the same period in 2016. Conventional Pipelines' capital expenditures were primarily incurred to progress ongoing pipeline expansion projects. Oil Sands & Heavy Oil's capital expenditures were largely in relation to the Horizon terminal. Gas Services' capital expenditures were to progress development in the Duvernay area. Midstream's capital expenditures were primarily directed towards RFS III, CDH, ENT and to advance construction of infrastructure in support of the North West refinery project. Veresen's capital expenditures were primarily incurred to progress development on the Jordan Cove project and advance construction on the ethane storage facility near Burstall, Saskatchewan.

Contractual Obligations at December 31, 2017

($ millions)	Payments Due By Period
Contractual Obligations(5)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases and Other(1)	796	107	214	192	283
Loans and borrowings(2)	10,389	392	2,749	1,658	5,590
Convertible debentures(2)	101	101
Construction commitments(3)	1,340	974	50	13	303
Advances to related parties(4)	127	127
Total contractual obligations(2)	12,753	1,701	3,013	1,863	6,176

(1)	Includes office space, vehicles and over 3,100 rail car leases supporting future propane transportation in the Midstream business. The Company has sublet office space and rail cars up to 2027 and has contracted sub-lease payments for a potential of $90 million over the term.
(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.
(3)	Excluding significant projects that are awaiting regulatory approval at December 31, 2017 and for which Pembina is not committed to construct.
(4)	Includes commitments to advance $127 million (US $102 million) to the Company's jointly controlled investment, Ruby Pipeline Holding Company L.L.C.
(5)	Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to ten years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 51 and 72 mpbd each year up to and including 2025. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. The Company has secured between 9 and 56 megawatts per day each year up to and including 2042.

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Pembina Pipeline Corporation

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Duvernay II and related infrastructure, Phase IV and V expansions, Burstall storage, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater site. Additional commitments exist in relation to assets recently brought into service and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources."

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.

Pembina's Board of Directors approved a 6.25 percent increase in its monthly common share dividend rate (from $0.16 per common share to $0.17 per common share), commencing with the dividend paid on May 15, 2017. In connection with the Acquisition, Pembina increased its monthly dividend by an additional 5.88 percent to $0.18 per common share, effective for the dividend paid on November 15, 2017.

Preferred Share Dividends

The holders of Pembina's class A preferred shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9, 11, 13 and 21 preferred shares are payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed-rate period for each series of preferred share. Dividends on the preferred shares Series 15 (previously Series A preferred of Veresen), 17 (previously Series C preferred of Veresen) and 19 (previously Series E preferred of Veresen) (refer to Note 16 in the Financial Statements) are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors.

DRIP

Pembina suspended its Premium Dividend™ and Dividend Reinvestment Plan ("DRIP"), effective April 25, 2017. Accordingly, the March 2017 dividend was the last dividend with the ability to be reinvested through the DRIP. Shareholders who were enrolled in the program automatically receive dividends in the form of cash. If Pembina elects to reinstate the DRIP in the future, shareholders that were enrolled in the DRIP at suspension and remained enrolled at reinstatement will automatically resume participation in the DRIP.

Related Party Transactions

During the fourth quarter and twelve months ended December 31, 2017, Pembina advanced $7 million and $13 million, respectively, in funds to its jointly controlled investment in CKPC. In addition, during the fourth quarter and twelve months ended December 31, 2017, Pembina advanced US$10 million in addition to the US$13 million balance assumed on Acquisition for a total of US$23 million advanced to its jointly controlled investment in Ruby Pipeline Holding Company L.L.C., and has additional commitments to advance US$102 million to the same related party by March 31, 2018.

For the twelve months ended December 31, 2017, Pembina had no other transactions with related parties as defined in International Accounting Standard 24 – Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel, including the Board of Directors, in the ordinary course of their employment or directorship agreements.

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Pembina Pipeline Corporation

Critical Accounting Judgments and Estimates

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that are based on the circumstances and estimates at the date of the financial statements and affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following judgment and estimation uncertainties are those management considers material to the Company's financial statements:

Judgments

(i)	Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make judgments about future possible events. The assumptions with respect to determining the fair value of equity accounted investees, property, plant and equipment and intangible assets acquired generally require the most judgment.

(ii)	Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets are based on management's judgment of the most appropriate method to reflect the pattern of an asset's future economic benefit expected to be consumed by the Company. Among other factors, these judgments are based on industry standards and historical experience.

(iii)	Impairment

Assessment of impairment is based on management's judgment of whether there are internal and external factors that would indicate that an asset, investment, or cash generating unit ("CGU") is impaired. The determination of a CGU is also based on management's judgment and is an assessment of the smallest group of assets that generate cash inflows independently of other assets. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability, each CGU's carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

(iv)	Assessment of joint control over joint arrangements

Jointly controlled arrangements which entitle the Company to the rights of the net assets to the arrangement are accounted for using the equity method. The determination of joint control requires judgment about the influence the Company has over the financial and operating decisions of the arrangement and the extent of the benefits it obtains based on the facts and circumstances of the arrangement during the reporting period. Joint control exists when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Ownership percentage alone may not be a determinant of joint control.

Estimates

(i)	Business Combinations

Estimates of future cash flows, forecast prices, interest rates and discount rates are made in determining the fair value of assets acquired and liabilities assumed. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities, intangible assets and goodwill in the purchase price equation. Future earnings can be affected as a result of changes in future depreciation and amortization, asset or goodwill impairment.

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Pembina Pipeline Corporation

(ii)	Provisions and contingencies

Provisions recognized are based on management's judgment about assessing contingent assets and liabilities and timing, scope and amount of assets and liabilities. Management uses judgment in determining the likelihood of realization of contingent assets and liabilities to determine the outcome of contingencies.

Based on the long-term nature of the decommissioning provision, the most significant uncertainties in estimating the provision are the discount and inflation rates used, the costs that will be incurred and the timing of when these costs will occur.

(iii)	Deferred taxes

The calculation of the deferred tax asset or liability is based on assumptions about the timing of many taxable events and the enacted or substantively enacted rates anticipated to be applicable to income in the years in which temporary differences are expected to be realized or reversed.

(iv)	Depreciation and amortization

Estimated useful lives of property, plant and equipment and intangible assets are based on management's assumptions and estimates of the physical useful lives of the assets, the economic lives, which may be associated with the reserve lives and commodity type of the production area, in addition to the estimated residual value.

(v)	Impairment tests

Impairment tests include management's best estimates of future cash flows and discount rates.

Changes in Accounting Policies

New standards adopted in 2017

The Company has adopted IFRS 9 Financial Instruments (2014) effective January 1, 2017. The new standard addresses the classification and measurement of financial assets and financial liabilities, impairment and hedge accounting.

IFRS 9 introduces new requirements for the measurement and classification of financial assets, replacing the previous multiple classification and measurement models. IFRS 9 requires the classification of financial assets in three main categories: fair value through profit or loss, fair value through other comprehensive income, and amortized cost. All of the Company's financial assets have been reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There was no change in the carrying value of the Company's financial assets.

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2017. These standards have not been applied in preparing these Financial Statements. Those which may be relevant to Pembina are described below:

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Pembina Pipeline Corporation

IFRS 15 Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board issued IFRS 15 Revenue from contracts with customers, which supersedes existing revenue guidance, effective for periods beginning on or after January 1, 2018. IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model outlines a five step analysis to assess contracts which involves identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when or as the entity satisfies a performance obligation. Detailed guidance is also provided on a number of areas for which there was no previous guidance, including contract costs and contract modifications. In April 2016, the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15, and provides additional guidance on the five step analysis and transition.

The Company is on track to adopt IFRS 15 and the clarifications on the January 1, 2018 effective date. On transition, the standard permits either a full retrospective approach with restatement of all prior periods presented or a modified retrospective approach where the cumulative effect of initially applying the new standard is recognized as an adjustment to opening retained earnings in the period of adoption. The Company has tentatively decided to adopt IFRS 15 using the full retrospective approach.

The Company has completed a detailed implementation plan, identified revenue streams and major contract types. Within each identified revenue stream, the Company has substantively reviewed and analyzed the revenue contracts in accordance with the five steps. The Company has also assessed the impact of the new standard on its systems and processes.

Based on the assessments completed to date, the Company has determined that the application of the new standard will result in a change to the timing and pattern of revenue recognition, specifically with respect to certain long term Take or Pay ("ToP") revenue contracts with make-up rights in our Conventional Pipelines and Gas Services businesses. The change in timing of revenue recognition for ToP revenue contracts will be a result of revenues being recognized based on the volumes flowed or processed rather than when the service capacity is provided for long term ToP contracts with make-up rights. Under long term ToP contracts, customers are committed to meet minimum volume or revenue commitments. Make-up rights arise when a customer does not meet its minimum ToP volume or revenue commitment in a certain period, but is contractually permitted to use future volumes or revenues to meet past ToP commitments. These make-up rights are subject to expiry and have varying conditions associated with them. Depending on the specific conditions and terms of the make-up rights, revenue recognition may be deferred early in a contract year when certain make-up rights are outstanding and recognized later in the contract year once these make-up rights are used, expire, or it is determined to be remote that a customer will use them. While this change is not expected to have a material impact on annual revenue, it is expected to result in a change in timing for quarterly revenue recognition (i.e. potentially lower revenue in the first and second quarters with higher revenue in the third and fourth quarters). There will be no impact on the timing of cash flow.

In addition, IFRS 15 will result in significant changes to disclosures based on the additional requirements outlined in the standard. These disclosures include the identification of significant judgments that have been made in applying the standard, information on changes to contract assets and liabilities, and details regarding how the Company recognizes revenue including performance obligations identified, determination of transaction price, and how the transaction price has been allocated to performance obligations. IFRS 15 also requires the disclosure of the amount of the transaction price that has been allocated to remaining unsatisfied performance obligations. This disclosure will primarily impact long-term contracts with ToP contract terms.

The Company has determined that there will be no material impact on existing systems on implementation of IFRS 15, however, new processes and controls are being designed and will be implemented as needed with respect to revenue recognition for impacted ToP contracts and to meet disclosure requirements.

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Pembina Pipeline Corporation

IFRS 16 Leases

IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019. The new standard results in substantially all lessee leases being recorded on the statement of financial position.

The Company intends to adopt IFRS 16 for the annual period beginning on January 1, 2019. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

Controls and Procedures

Disclosure Controls and Procedures

Pembina maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in Pembina's filings is reviewed, recognized and disclosed accurately and in the appropriate time period.

An evaluation, as at December 31, 2017, of the effectiveness of the design and operation of Pembina's disclosure controls and procedures, as defined in Rule 13a - 15(e) and 15d - 15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109"), was carried out by management, including the Chief Executive Offer ("CEO") and the Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO have concluded that the design and operation of Pembina's disclosure controls and procedures were effective as at December 31, 2017 to ensure that material information relating to the Company is made known to the CEO and CFO by others.

It should be noted that while the CEO and CFO believe that Pembina's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pembina's disclosure controls and procedures will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Annual Report on Internal Control over Financial Reporting

Pembina maintains internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 15(f) under the Exchange Act and under NI 52-109.

Management, including the CEO and the CFO, has conducted an evaluation of Pembina's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment as at December 31, 2017, the CEO and CFO have concluded that Pembina's internal control over financial reporting is effective.

In accordance with the provisions of NI 52-109 and consistent with SEC guidance, the scope of the evaluation did not include internal controls over financial reporting of Veresen, which the Company acquired on October 2, 2017. Veresen was excluded from management's evaluation of the effectiveness of the Company's internal control over financial reporting as at December 31, 2017 due to the proximity of the Acquisition to year-end. Further details related to the Acquisition are disclosed in Note 6 to the Company's Consolidated Financial Statements for the year ended December 31, 2017. Veresen's assets and revenue represented approximately 28 percent and nil percent, respectively, of the Company's total assets and revenue as at December 31, 2017. Share of profit from Veresen's equity accounted investees amounted to $116 million from the date of acquisition.

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Pembina Pipeline Corporation

Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Pembina's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as at a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

The effectiveness of internal control over financial reporting as at December 31, 2017 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included in this 2017 Annual Report to shareholders.

Changes in Internal Control over Financial Reporting

The Company's internal controls over financial reporting commencing October 2, 2017 include Veresen's systems, processes and controls, as well as additional controls designed to result in complete and accurate consolidation of Veresen's results. Other than Veresen, there has been no change in the Company's internal control over financial reporting that occurred during the year covered by this Annual Report that has materially affected, or are reasonably likely to materially affect, Pembina's internal control over financial reporting.

Risk Factors

Pembina's value proposition is based on balancing economic benefit against risk. Where appropriate, Pembina will reduce risk. Pembina continually works to mitigate the impact of potential risks to its business by identifying all significant risks so that they can be appropriately managed. To assist with identifying risk, Pembina has implemented a comprehensive Risk Management Program. The risks that may affect the business and operation of Pembina and its operating subsidiaries are described at a high level within this MD&A and more fully within Pembina's Annual Information Form ("AIF"), an electronic copy of which is available at www.pembina.com or on Pembina's SEDAR profile at www.sedar.com and which is filed under Form 40-F on Pembina's EDGAR profile at www.sec.gov. Further, additional discussion about counterparty risk, market risk, liquidity risk and additional information on financial risk management can be found in Note 24.

Operational Risks

Operational risks include: pipeline leaks; the breakdown or failure of equipment, pipelines and facilities, information systems or processes; the compromise of information and control systems; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); spills at truck terminals and hubs; spills associated with the loading and unloading of harmful substances onto rail cars and trucks; failure to maintain adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third-party systems or refineries, which may prevent the full utilization of Pembina's facilities and pipelines; and catastrophic events including, but not limited to, extreme weather events, including fires, floods and other natural disasters, explosions, train derailments, earthquakes, acts of terrorists and saboteurs, and other similar events, many of which are beyond the control of Pembina and all of which could result in damage to assets, related spills or other environmental issues, operational disruptions, and delays in construction, labour and materials. Pembina may also be exposed from time to time to additional operational risks not stated in the immediately preceding sentences. The occurrence or continuance of any of these events could increase the cost of operating Pembina's assets or reduce revenue, thereby impacting earnings. Additionally, facilities and pipelines are reliant on electrical power for their operations. A failure or disruption within the local or regional electrical power supply or distribution or transmission systems could significantly affect ongoing operations. Further, a significant increase in the cost of power or fuel could have a materially negative effect on the level of profit realized in cases where the relevant contracts do not provide for recovery of such costs. In the long-term, constraints on natural resources could be impacted by climate change initiatives or policies, resulting in additional operational costs, delays or restrictions.

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Pembina Pipeline Corporation

Pembina is committed to preserving customer and Shareholder value by proactively managing operational risk through safe and reliable operations. Senior managers are responsible for the daily supervision of operational risk by ensuring appropriate policies, procedures and systems are in place within their business units and internal controls are operating efficiently. Pembina also has an extensive program to manage system integrity, which includes the development and use of in-line inspection tools and various other leak detection technologies. Pembina's maintenance, excavation and repair programs are focused on risk mitigation and, as such, resources are directed to the areas of greatest benefit and infrastructure is replaced or repaired as required. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences. In addition, Pembina has a comprehensive Corporate Security Management Program designed to reduce security-related risks.

Possible Failure to Realize Anticipated Benefits of Corporate Strategy or the Veresen Acquisition

Pembina evaluates the value proposition for expansion projects, new acquisitions or divestitures on an ongoing basis. Planning and investment analysis is highly dependent on accurate forecasting assumptions and to the extent that these assumptions do not materialize, financial performance may be lower or more volatile than expected. Volatility in the economy, change in cost estimates, project scoping and risk assessment could result in a loss in profits for Pembina. Large scale acquisitions in particular may involve significant pricing and integration risk. As part of its ongoing strategy, Pembina may complete acquisitions of assets or other entities in the future. Achieving the benefits of completed and future acquisitions depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Pembina's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Pembina. The integration of acquired businesses and entities requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pembina's ability to achieve the anticipated benefits of any acquisitions. Acquisitions may also expose Pembina to additional risks, including entry into markets or businesses in which Pembina has little or no direct prior experience, increased credit risks through the assumption of additional debt, costs and contingent liabilities and exposure to liabilities of the acquired business or assets. See "General Risk Factors - Additional Financing and Capital Resources" below.

Pembina completed the Veresen Acquisition to strengthen its position in the pipeline industry through a combined asset base that is highly integrated across the value chain, benefit from diversification across basin and products, as well as customers and currency, maintain a strong balance sheet and to pursue large growth projects. Achieving the benefits of the Veresen Acquisition depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the ability of Pembina, to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations of Veresen with those of Pembina. The integration of the Veresen assets requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pembina's ability to achieve the anticipated benefits of the Veresen Acquisition.

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Pembina has been working with the Commissioner of Competition and his staff relating to their review of the Veresen Acquisition, and in particular, AEGS. Should Pembina and the Commissioner of Competition not reach a mutual agreement relating to AEGS, the matter may be referred to the Competition Tribunal by the Commissioner of Competition for resolution for a period of up to one year from closing. The Company is of the view that its ownership of AEGS is complementary to its NGL infrastructure, and Pembina's fee-for-service business model will continue to drive increased volumes across both AEGS and its NGL infrastructure benefiting producers and the broader NGL market. However, should a mutual agreement between the Commissioner of Competition and Pembina not be reached, the Competition Tribunal may impose remedies on Pembina as may be permitted by the Competition Act, which may have an adverse effect on Pembina's business and operations. At this time Pembina is unable to predict with certainty what impact any such remedies may have but management's current assessment is that any such remedy will have a minimal impact on Pembina's business and operations.

Joint Ownership and Third Party Operators

Certain of Pembina's assets are jointly held and are governed by partnership and shareholder agreements. As a result, certain decisions regarding these assets require a simple majority, while others require 100 percent approval of the owners. In addition, certain of these assets are operated by unrelated third party entities. The business success of these assets is to some extent dependent on the effectiveness of the business relationship and decision making among Pembina and the other joint owner(s) and the expertise and ability of these third party operators to successfully operate and maintain the assets. While Pembina believes that there are prudent governance and contractual rights in place, there can be no assurance that Pembina will not encounter disputes with partners or that assets operated by third parties may not perform as expected. Such events could impact operations or cash flows of these assets or cause them to not operate as Pembina expects which, in turn, could have a negative impact on Pembina's business operations and financial results, and could reduce Pembina's expected return on investment, thereby reducing the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations.

Commodity Price Risk

Pembina's Midstream business includes activities related to product storage, terminalling, and hub services. These activities expose Pembina to certain risks including that Pembina may experience volatility in revenue, and impairments related to the book value of stored product, due to fluctuations in commodity prices. Primarily, Pembina enters into contracts to purchase and sell crude oil, NGL and natural gas at floating market prices. The prices of products that are marketed by Pembina are subject to volatility as a result of such factors as seasonal demand changes, extreme weather conditions, market inventory levels, general economic conditions, changes in crude oil markets and other factors. Pembina manages its risk exposure by balancing purchases and sales to lock-in margins. Notwithstanding Pembina's management of price and quality risk, marketing margins for commodities can vary and have varied significantly from period to period. This variability could have an adverse effect on the results of Pembina's Midstream business and to a lesser extent, its Veresen business, and its overall results of operations. To assist in effectively smoothing that variability inherent in this business, Pembina is investing in assets that have a fee-based revenue component, and is looking to expand this area going forward.

Pembina is also exposed to possible price declines between the time Pembina purchases NGL feedstock and sells NGL products, and to decreasing frac spreads. Frac spread is the difference between the sale prices of NGL products and the cost of NGL sourced from natural gas and acquired at natural gas related prices. Frac spreads can change significantly from period to period depending on the relationship between NGL and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate. There is also a differential between NGL product prices and crude oil prices which can change margins realized for midstream products separate from frac spread ratio changes. The amount of profit or loss made on the extraction portion of the business will generally increase or decrease with frac spreads. This exposure could result in variability of cash flow generated by the NGL Midstream business and to a lesser extent, the Veresen business, which could affect Pembina and the cash dividends that Pembina is able to distribute.

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The Company utilizes financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity prices, as well as interest rates, cost of power and foreign exchange risk. As an example of commodity price mitigation, the Company actively fixes a proportion of its exposure to fractionation margins through the use of derivative financial instruments. Additionally, Pembina's Midstream business is also exposed to variability in quality, time and location differentials, and financial instruments may be used to offset the Company's exposures to these basis differentials. The Company does not trade financial instruments for speculative purposes. Commodity price fluctuations and volatility can also impact producer activity and throughput in Pembina's infrastructure, as set out below.

For more information with respect to Pembina's financial instruments and financial risk management program, see Note 24 to Pembina's Financial Statements, which note is incorporated by reference herein.

Reserve Replacement, Throughput and Product Demand

Pembina's pipeline tariff revenue is based upon a variety of tolling arrangements, including fee-for-service, cost-of-service agreements and market-based tolls. As a result, certain pipeline tariff revenue is heavily dependent upon throughput levels of crude oil, NGL, natural gas and condensate. Future throughput on crude oil, natural gas and NGL pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the activities of producers operating in those areas as they relate to exploiting their existing reserve bases and exploring for and developing additional reserves, and technological improvements leading to increased recovery rates. Similarly, the volumes of natural gas processed through Pembina's gas processing assets depends on production of natural gas in the areas serviced by the gas processing business and associated pipelines. Without reserve additions, or expansion of the service areas, volumes on such pipelines and in such facilities would decline over time as reserves are depleted. As oil and gas reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower cost alternatives for transportation. If the level of tariffs collected by Pembina decreases as a result, cash flow available for dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations could be adversely affected.

Over the long-term, the ability and willingness of shippers to continue production, and as a consequence, Pembina's business, will also depend, in part, on the level of demand and prices for crude oil, condensate, NGL and natural gas in the markets served by the crude oil, natural gas and NGL pipelines and gas processing and gathering infrastructure in which Pembina has an interest. Producers may shut-in production at lower product prices or higher production costs.

Global economic events may continue to have a substantial impact on the prices of such products. Pembina cannot predict the impact of future supply/demand or economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices on the energy and petrochemical industries or future demand for and prices of natural gas, crude oil, condensate and NGL. A lower commodity price environment will generally reduce drilling activity and, as a result, the supply growth that has been fuelling the growth in midstream infrastructure could slow down. Producers in the areas serviced by the business may not be successful in exploring for and developing additional reserves or achieving technological improvements to increase recovery rates and production costs given lower commodity prices, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. These factors could negatively affect pipeline and processing capacity value as transportation and processing capacity becomes more abundant. Future prices of these products are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Pembina's control. Lower production volumes will also increase the competition for natural gas supply at gas processing plants, which could result in higher shrinkage premiums being paid to natural gas producers.

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The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints. The producers have no obligation to produce natural gas from these lands. Pembina's gas processing assets are connected to various third-party trunk line systems. Operational disruptions or apportionment on those third-party systems may prevent the full utilization of Pembina's gas processing assets, which may have an adverse effect on its business.

Customer Contracts

Throughput on Pembina's pipelines is governed by transportation contracts or tolling arrangements with various producers of petroleum products and natural gas and Pembina is party to numerous contracts of varying durations in respect of its gas gathering, processing and fractionation facilities as well as terminalling and storage services. Any default by counterparties under such contracts or any expiration of such contracts or tolling arrangements without renewal or replacement may have an adverse effect on Pembina's business. Further, some of the contracts associated with the services described above are comprised of a mixture of firm and non-firm contracts and the revenue that Pembina earns on contracts which are based on non-firm or firm without take-or-pay service is dependent on the volume of natural gas, NGL, crude oil and condensate produced by producers in the relevant geographic areas. Accordingly, lower than historical production volumes in these areas (for reasons such as low commodity prices) may have an adverse effect on Pembina's revenue. See "Description of Pembina's Business and Operations - Oil Sands & Heavy Oil Business", "Description of Pembina's Business and Operations - Conventional Pipelines Business", "Description of Pembina's Business and Operations - Gas Services Business" and "Description of Pembina's Business and Operations - Veresen Business."

Reputation

Reputational risk is the potential that market or company specific events, or other factors, could result in the deterioration of Pembina's reputation with key stakeholders. The potential for harming Pembina's corporate reputation exists in every business decision and all risks can have an impact on reputation, which in turn can negatively impact Pembina's business and its securities. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity, regulatory and legal, and technology risks, among others, must all be managed effectively to safeguard Pembina's reputation. Pembina's reputation could also be impacted by the actions and activities of other companies operating in the energy industry, particularly other energy infrastructure providers, over which it has no control. In particular, Pembina's reputation could be impacted by negative publicity related to pipeline incidents, unpopular expansion plans or new projects, and due to opposition from organizations opposed to energy, oil sands and pipeline development and particularly with shipment of production from oil sands regions. Further, Pembina's reputation could be negatively impacted by changing public attitudes towards climate change and the perceived causes thereof, over which the Company has no control. Negative impacts from a compromised reputation, whether as a result of Pembina's actions or otherwise, could include revenue loss, reduction in customer base, delays in obtaining regulatory approvals with respect to growth projects, reduced access to capital and decreased value of Pembina's securities.

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Environmental Costs and Liabilities

Pembina's operations, facilities and petroleum product shipments are subject to extensive national, regional and local environmental, health and safety laws and regulations governing, among other things, discharges to air, land and water, the handling and storage of petroleum products and hazardous materials, waste disposal, the protection of employee health, safety and the environment, and the investigation and remediation of contamination. Pembina's facilities could experience incidents, malfunctions or other unplanned events that result in spills or emissions in excess of permitted levels and result in personal injury, fines, penalties or other sanctions and property damage. Pembina could also incur liability in the future for environmental contamination associated with past and present activities and properties. The facilities and pipelines must maintain a number of environmental and other permits from various governmental authorities in order to operate, and these facilities are subject to inspection from time to time. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install additional pollution control technology. Licenses and permits must be renewed from time to time and there is no guarantee that a license or permit will be renewed on the same or similar conditions. There can be no assurance that Pembina will be able to obtain all of the licenses, permits, registrations, approvals and authorizations that may be required to conduct operations that it may wish to undertake. Further, if at any time regulatory authorities deem any one of Pembina's pipelines or facilities unsafe or not in compliance with applicable laws, they may order it to be shut down. Certain significant environmental legislative initiatives that may materially impact Pembina's business and financial results and conditions are outlined below.

In 2016, the Canadian federal government announced that its initial proposed pan-Canadian carbon tax will be $10 per tonne commencing in 2018 and will escalate to $50 per tonne by 2022. In Alberta, the provincial government has launched two of the initiatives under the Climate Change Act that were part of the Alberta Climate Leadership Plan. These initiatives included the enactment of the carbon levy on all carbon emissions commencing on January 1, 2017 as well as the release of the revised regulations for large facility emitters under the Carbon Competitiveness Incentive Regulations that came into force on January 1, 2018. Pembina continues to follow the proposed changes to the regulatory framework for the reduction of methane from fugitive and vented gas emissions. All Pembina business entities within Alberta have obtained exemption certification from the carbon levy for the majority of its business activities, which will limit Pembina's exposure to the levy until those exemptions expire in 2023. Where applicable, business entities have also obtained licences under the carbon levy regulations for the buying and selling of regulated fuels without the need to recover and remit the carbon levy on those fuel transactions. Alberta transitioned from the Specified Gas Emitters Regulation ("SGER") to the Carbon Competitiveness Incentive Regulations in January 2018. This new system uses an output-based emission allocations approach for emissions-intensive industries. Through active participation with industry associations and direct engagement with regulatory bodies, Pembina will continue to monitor and assess for material impacts to Pembina's business as regulations and policies continue to be developed.

Pembina has three natural gas processing facilities subject to the large emitter Carbon Competitiveness Incentive Regulations. At present, the operational and financial impacts are minimal and are anticipated to not change substantially under the new regulatory framework. As more facilities expand and increase production, we anticipate additional facilities will become subject to the large emitter regulations. The potential costs and benefits of those facilities under the new large emitter regulations are continuing to be assessed.

The Government of Alberta, in its climate change legislation and guidelines, is also transitioning oil sands facilities from SGER to an output-based allocation approach for the carbon price and will legislate an overall limit to oil sands greenhouse gas emissions. The legislated emissions limit on oil sands operations will be a maximum 100 megatonnes in any year; currently oil sands operations emit roughly 70 megatonnes per year. This legislated change may limit oil sands production growth in the future.

Similar policy reviews on climate change are underway in British Columbia, Saskatchewan, Manitoba, and Ontario. In Ontario, Pembina is fully registered under the Ontario Climate Change Act, the Cap and Trade Program Regulations and the Quantification, Reporting and Verification of Greenhouse Gas Emissions Regulations, and the product pricing adjustments have been initiated for transactions starting on January 1, 2017 to recover/offset our anticipated compliance costs.

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While Pembina believes its current operations are in compliance with all applicable significant environmental and safety regulations, there can be no assurance that substantial costs or liabilities will not be incurred. Moreover, it is possible that other developments, such as changes in environmental and safety laws, regulations and enforcement policies thereunder, including with respect to climate change, claims for damages to persons or property resulting from Pembina's operations, and the discovery of any new pre-existing environmental liabilities in relation to any of Pembina's existing or future properties or operations, could result in significant costs and liabilities to Pembina. If Pembina is not able to recover the resulting costs or increased costs through insurance or increased tariffs, cash flow available to pay dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations could be adversely affected.

Changes in environmental and safety regulations and legislation, including with respect to climate change, are also likely to impact Pembina's customers and could result in development and production becoming uneconomical, which would impact throughput and revenue on Pembina's systems and in their facilities. See "Reserve Replacement, Throughput and Product Demand" above.

While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to 30 days. Although Pembina believes it has adequate pipeline monitoring systems in place to monitor for a significant spill of product, if Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may lapse and not be available.

Regulation and Legislation

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, process and market their reserves. In Alberta, the AER and in British Columbia, the BCUC, may declare the operator of a pipeline a common carrier of oil or NGL and, as such, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the appropriate regulatory authorities for a review of tariffs, and such tariffs may then be regulated if it is proven that the tariffs are not just and reasonable. Regulatory authorities that declare pipeline operators a common carrier may also establish conditions under which the carrier must accept and carry product, including the tolls that may be charged. The potential for direct regulation of tolls, while considered remote by Pembina, could result in toll levels that are less advantageous to Pembina and could impair the economic operation of such regulated pipeline systems.

Since 2014, the AER is the primary regulatory body that Pembina deals with related to Alberta-issued energy permits, with some minor exceptions. In 2018, Pembina will continue to monitor for legislative or procedural changes that could impose an administrative or financial burden on the Company as a result of a single regulator. Additionally, certain of Pembina's subsidiaries own pipelines in British Columbia, which are regulated by the BCOGC, and pipelines that cross provincial or international boundaries, which are regulated by the NEB and FERC. Certain of Pembina's operations and expansion projects are subject to additional regulations, and as Pembina's operations expand throughout Canada and North America, Pembina may be required to comply with the requirements of additional regulators and legislative bodies, including the Canadian Environmental Assessment Agency ("CEAA"), the British Columbia Environmental Assessment Office ("BCEAO"), the Ontario Ministry of Natural Resources, the Saskatchewan Ministry of Economy, and The Petroleum Branch of Manitoba Mineral Resources. In the U.S., tolls on pipelines are regulated by and reported to the FERC and pipeline operations are governed by the PHMSA, which sets standards for the design, construction, pressure testing, operation and maintenance, corrosion control, training and qualification of personnel, accident reporting and record keeping. The Office of Pipeline Safety, within PHMSA, inspects and enforces the pipeline safety regulations across the U.S. All regulations and environmental compliance obligations are subject to change at the initiative of the governing body. Pembina continually monitors existing and changing regulations in all jurisdictions in which it currently operates or into which it may expand in the future, and their implications to its operations. However, Pembina cannot predict future regulatory changes, and any such compliance and regulatory changes in any one or multiple jurisdictions could have a material adverse impact on Pembina, its financial results and its Shareholders.

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On February 8, 2018, the Canadian federal government introduced Bill C-69 Act to enact the Impact Assessment Act and the Canadian Energy Regulator Act, to amend the Navigation Protection Act and to make consequential amendments to other Acts ("Bill C-69"), which proposes to, among other things, overhaul the federal environmental assessment regime in Canada under the Canadian Environmental Assessment Act (Canada), as well as replace the NEB with a new regulator, the Canadian Energy Regulator (the "CER"). If passed, Bill C-69 would replace the Canadian Environmental Assessment Act with the Impact Assessment Act (Canada) (the "IAA") and the CEAA with the new Impact Assessment Agency of Canada as the authority responsible for conducting all federal impact assessments (formerly "environmental assessments") for certain designated projects under the IAA, unless referred to a review panel. It is not yet known whether the list of designated projects will be the same as or similar to those under the Canadian Environmental Assessment Act. The proposed IAA also contains a broader project assessment process than under the Canadian Environmental Assessment Act and provides for enhanced consultation with groups that may be affected by proposed projects, while also expanding the scope of factors and considerations that need to be taken into account under the project assessment process. Bill C-69 also contemplates the adoption of the Canadian Energy Regulator Act (Canada) (the "CERA") and the repeal of the National Energy Board Act (Canada), which would replace the NEB with the CER. The CERA would then continue to oversee approved federal, interprovincial and international energy projects in a manner similar to the current regime under the NEB, with new projects being referred to a review panel under the IAA. Pembina continues to actively monitor developments relating to Bill C-69, and other regulatory initiatives. However, as there can be no assurances that Bill C-69 will be passed in its current form, or at all, Pembina cannot predict the outcome of this or any other future regulatory initiatives. As such, the impact on Pembina resulting from the enactment of the IAA or the CERA, and any other future regulatory initiatives, is uncertain. In the event that such changes, or any future proposed changes, negatively impact Pembina's current business and/or its ability to receive approvals for current and future growth projects in a timely and cost-effective manner, such changes could materially and directly impact Pembina's business and financial results. Such regulatory initiatives could also indirectly affect Pembina's business and financial results, by impacting the financial condition and growth projects of its customers and, ultimately, production levels and throughput on Pembina's pipelines and in its facilities.

Recent political events in the U.S. have led to uncertainty regarding ongoing trade relationships, in particular in relation to the North American Free Trade Agreement ("NAFTA"). While the current U.S. administration has indicated its intention to renegotiate or withdraw from NAFTA, there have been no formal steps taken in this regard to date. As such, at this time Pembina is unable to predict what impact any such renegotiation or withdrawal may have.

Pembina's business and financial condition could also be influenced by federal and foreign legislation affecting, in particular, foreign investment, through legislation such as the Competition Act (Canada) and the Investment Canada Act (Canada), and their equivalents in foreign jurisdictions.

There can be no assurance that income tax laws, regulatory and environmental laws or policies and government incentive programs relating to the pipeline or oil and natural gas industry will not be changed in a manner which adversely affects Pembina or its Shareholders or other security holders.

Abandonment Costs

Pembina is responsible for compliance with all applicable laws and regulations regarding the dismantling, decommissioning and site disturbance remediation activities and abandonment of its pipeline systems and other assets at the end of their economic life, and these abandonment costs may be substantial. An accounting provision is made for the estimated cost of site restoration and capitalized in the relevant asset category. A provision is recognized if, as a result of a past event, Pembina has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Pembina's estimates as to the costs of such abandonment or decommissioning could be materially different than the actual costs incurred.

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For more information with respect to Pembina's estimated net present value of decommissioning obligations, see Note 15 to Pembina's Financial Statements for the year ended December 31, 2017, which note is incorporated by reference herein. Electronic copies of this document can be found on Pembina's profile on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov.

The proceeds of the disposition of certain assets, including in respect of certain pipeline systems and line fill, may be available to offset abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund additional reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations.

Pembina has complied with the NEB requirements on its NEB-regulated pipelines for the creation of abandonment funds and has completed the compliance-based filings that are required under the applicable NEB rules and regulations regarding the abandonment of its pipeline systems and assets. Pembina also has a 50 percent ownership in an NEB-regulated pipeline lateral which is operated by a joint venture partner, and has paid its share of required abandonment funds into trust. The joint venture partner is responsible for the submission of the NEB-compliance based filings for this asset. Pembina will continue to monitor any regulatory changes prior to the next five-year review and will complete the annual reporting as required by the NEB. Pembina owned and/or operated rate-regulated pipelines account for approximately 873 km of the total infrastructure in its Conventional Pipelines business.

Completion and Timing of Expansion Projects

The successful completion of Pembina's growth and expansion projects is dependent on a number of factors outside of Pembina's control, including the impact of general economic, business and market conditions, availability of capital at attractive rates, receipt of regulatory approvals, reaching long-term commercial arrangements with customers in respect of certain portions of the expansions, construction schedules and costs that may change depending on supply, demand and/or inflation, labour, materials and equipment availability, contractor non-performance, civil disobedience, weather conditions, and cost of engineering services. There is no certainty, nor can Pembina provide any assurance, that necessary regulatory approvals will be received on terms that maintain the expected return on investment associated with a specific project, or at all, or that satisfactory commercial arrangements with customers will be reached where needed on a timely basis or at all, or that third parties will comply with contractual obligations in a timely manner. Factors such as special interest group opposition, Aboriginal, landowner and other stakeholder consultation requirements, civil disobedience, changes in shipper support over time, and changes to the legislative or regulatory framework could all have an impact on contractual and regulatory milestones being accomplished. As a result, the cost estimates and completion dates for Pembina's major projects can change during different stages of the project. Early stage projects face additional challenges, including securing leases, easements, rights-of-way, permits and/or licenses from landowners or governmental authorities allowing access for such purposes, as well as Aboriginal consultation requirements. Accordingly, actual costs and timing estimates may vary from initial estimates and these differences can be significant, and certain projects may not proceed as planned, or at all. Further, there is a risk that maintenance will be required more often than currently planned or that significant maintenance capital projects could arise that were not previously anticipated.

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Under most of Pembina's construction and operation agreements, the Company is obligated to construct the facilities regardless of delays and cost increases and Pembina bears the risk for any cost overruns and future agreements with customers entered into with respect to expansions may contain similar conditions. While Pembina is not currently aware of any significant undisclosed cost overruns at the date hereof, any such cost overruns in the future may adversely affect the economics of particular projects, as well as Pembina's business operations and financial results, and could reduce Pembina's expected return on investment which, in turn, could reduce the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations. See "General Risk Factors - Additional Financing and Capital Resources" and "Shipper and Processing Contracts" below.

Operating and Capital Costs

Operating and capital costs of Pembina's business may vary considerably from current and forecast values and rates and represent significant components of the cost of providing service. In general, as equipment ages, costs associated with such equipment may increase over time. Dividends may be reduced if significant increases in operating or capital costs are incurred and this may also impact the ability of Pembina to service obligations under its debt securities and other debt obligations.

Although operating costs are to be recaptured through the tariffs charged on natural gas volumes processed and oil and NGL transported, respectively, to the extent such charges escalate, producers may seek lower cost alternatives or stop production of their natural gas and/or crude oil.

Risks Relating to NGL by Rail

Pembina's operations include rail loading, offloading and terminalling facilities. Pembina relies on railroads and trucks to distribute its products for customers as well as to transport raw materials to its processing facilities. Costs for environmental damage, damage to property and personal injury in the event of a railway incident involving hydrocarbons have the potential to be significant and liabilities to Pembina are possible. At this time, the Railway Safety Act (Canada), which governs the operation of railway equipment, does not contemplate regulatory enforcement proceedings against shippers, but consignors and shippers may be subject to regulatory proceedings under the Transportation of Dangerous Goods Act (Canada), which specifies the obligations of shippers to identify and classify dangerous goods, select appropriate equipment and prepare shipping documentation. While the Canada Transportation Act was amended in 2015 to preclude railway companies from shifting liability for third party claims to shippers by tariff publication alone, major Canadian railways have adopted standard contract provisions designed to implement such a shift. Under various environmental statutes in both Canada and the U.S., Pembina could be held responsible for environmental damage caused by hydrocarbons loaded at its facilities or being carried on its leased rail cars. Pembina partially mitigates this risk by securing insurance coverage.

Railway incidents in Canada and the U.S. have prompted regulatory bodies to initiate reviews of transportation rules and publish various directives. Regulators in Canada and the U.S. have begun to phase-in more stringent engineering standards for tank cars used to move petroleum products which required all North American tank cars carrying crude oil or ethanol to be retrofitted by May 1, 2017, and will require all tank cars carrying flammable liquids to be compliant by May 1, 2025. While most legislative changes apply directly to railway companies, costs associated with retrofitting locomotives and rail cars, implementing safety systems, increased inspection and reporting requirements may be indirectly passed on to Pembina through increased freight rates and car leasing costs. In addition, regulators in Canada and the U.S. have implemented changes that impose obligations relating to certification of product and equipment procedures and emergency response procedures, directly on consignors and shippers such as Pembina.

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In the event that Pembina is ultimately held liable for any damages resulting from its activities relating to transporting NGLs by rail, for which insurance is not available, or increased costs or obligations are imposed on Pembina as a result of new regulations, this could have an impact on Pembina's business, operations and prospects and could impact earnings and cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations.

Competition

Pembina competes with other pipelines, midstream, marketing and gas processing and handling services providers in its service areas as well as other transporters of crude oil, NGL and natural gas. The introduction of competing transportation alternatives into Pembina's service areas could potentially have the impact of limiting Pembina's ability to adjust tolls as it may deem necessary and result in the reduction of throughput in Pembina's pipelines. Additionally, potential pricing differentials on the components of NGL may result in these components being transported by competing gas pipelines. Pembina believes it is prepared for and determined to meet these existing and potential competitive pressures. Pembina also competes with other businesses for growth and business opportunities, which could impact its ability to grow through acquisitions and could impact earnings and cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations. See "Description of Pembina's Business and Operations -Conventional Pipelines Business - Competitive Environment", "Description of Pembina's Business and Operations -Oil Sands and Heavy Oil Business - Competitive Environment", "Description of Pembina's Business and Operations -Gas Services Business - Competitive Environment", "Description of Pembina's Business and Operations - Midstream Business - Competitive Environment" and "Description of Pembina's Business and Operations - Veresen Business - Competitive Environment."

Reliance on Principal Customers

Pembina relies on several significant customers to purchase product from the Midstream, and to a lesser extent Veresen, business. If for any reason these parties were unable to perform their obligations under the various agreements with Pembina, the revenue and dividends of the Company and the operations of the Midstream business could be negatively impacted. See "General Risk Factors - Credit Risk" below.

Risk Factors Relating to the Securities of Pembina

Dilution of Shareholders

Pembina is authorized to issue, among other classes of shares, an unlimited number of Common Shares for consideration and on terms and conditions as established by the Board of Directors without the approval of Shareholders in certain instances. The Shareholders will have no pre-emptive rights in connection with such further issuances. Any issuance of Common Shares may have a dilutive effect on existing Shareholders.

Risk Factors Relating to the Activities of Pembina and the Ownership of Securities

The following is a list of certain risk factors relating to the activities of Pembina and the ownership of its securities:

•	The level of Pembina's indebtedness from time to time could impair Pembina's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise;

•	The uncertainty of future dividend payments by Pembina and the level thereof, as Pembina's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Pembina and its subsidiaries, financial requirements for Pembina's operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends;

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•	Pembina may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of Pembina which may be dilutive to the holders of Pembina's securities;

•	The inability of Pembina to manage growth effectively, and realize the anticipated growth opportunities from acquisitions and new projects, could have a material adverse impact on its business, operations and prospects; and

•	The risk that the market value of the Common Shares may deteriorate materially if Pembina is unable to meet its cash dividend targets or make cash dividends in the future.

Market Value of Common Shares and Other Securities

Pembina cannot predict at what price the Common Shares, Series F Convertible Debentures, Class A Preferred Shares or other securities issued by Pembina will trade in the future. Common Shares, Series F Convertible Debentures, Class A Preferred Shares and other securities of Pembina will not necessarily trade at values determined solely by reference to the underlying value of Pembina's assets. One of the factors that may influence the market price of such securities is the annual yield on the Common Shares, Series F Convertible Debentures and the Class A Preferred Shares. An increase in market interest rates may lead purchasers of Common Shares, Series F Convertible Debentures or Class A Preferred Shares to demand a higher annual yield and this could adversely affect the market price of the Common Shares, Series F Convertible Debentures or Class A Preferred Shares. In addition, the market price for the Common Shares, Series F Convertible Debentures and the Class A Preferred Shares may be affected by announcements of new developments, changes in Pembina's operating results, failure to meet analysts' expectations, changes in credit ratings, changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of Pembina.

Shareholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to the holding of Common Shares, Series F Convertible Debentures or Class A Preferred Shares.

General Risk Factors

Additional Financing and Capital Resources

The timing and amount of Pembina's capital expenditures and contributions to Equity Accounted Investees, and the ability of the Company to repay or refinance existing debt as it becomes due, directly affects the amount of cash dividends that Pembina pays. Future acquisitions, expansions of Pembina's assets, and other capital expenditures and the repayment or refinancing of existing debt as it becomes due will be financed from sources such as cash generated from operations, the issuance of additional shares or other securities (including debt securities) of Pembina, and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina, or at all, to make additional investments, fund future expansions or make other required capital expenditures. As a result of the ongoing weakness in the global economy, and in particular the commodity-related industry sectors, Pembina may experience restricted access to capital and increased borrowing costs. Although Pembina's business and asset base have not changed materially, the ability of Pembina to raise capital is dependent upon, among other factors, the overall state of capital markets, its credit rating and investor demand for investments in the energy industry and Pembina's securities in particular. To the extent that external sources of capital, including the issuance of additional shares or other securities or the availability of additional credit facilities, become limited or unavailable on favourable terms or at all due to credit market conditions or otherwise, the ability of Pembina to make the necessary capital investments to maintain or expand its operations, to repay outstanding debt and to invest in assets, as the case may be, may be impaired. To the extent Pembina is required to use cash flow to finance capital expenditures or acquisitions or to repay existing debt as it becomes due, the level of dividends payable may be reduced.

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Pembina Pipeline Corporation

Counterparty Credit Risk

Counterparty credit risk represents the financial loss Pembina would experience if a counterparty to a financial instrument or commercial agreement failed to meet its contractual obligations in accordance with the terms and conditions of such instruments or agreements with Pembina. Counterparty credit risk arises primarily from Pembina's cash and cash equivalents, trade and other receivables, and from counterparties to its derivative financial instruments.

Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This may result in Pembina reducing or mitigating its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Pembina manages counterparty credit risk through established credit management techniques, including conducting comprehensive financial and other assessments for all new counterparties and regular reviews of existing counterparties to establish and monitor counterparties' creditworthiness, setting exposure limits, monitoring exposures against these limits and seeking and obtaining financial assurances where warranted and permitted under contractual terms. Pembina utilizes various sources of financial, credit and business information in assessing the creditworthiness of a counterparty including external credit ratings, where available, and in other cases, detailed financial statement analysis in order to generate an internal credit rating based on quantitative and qualitative factors. The establishment of counterparty exposure limits is governed by a Board-designated counterparty exposure limit matrix which represents the maximum dollar amounts of counterparty exposure by debt rating that can be approved for a counterparty. Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in Pembina reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms.

Financial assurances may include guarantees, letters of credit and cash. As at December 31, 2017, letters of credit totaling $110 million (December 31, 2016: $115 million) were held primarily in respect of customer trade receivables.

Typically, Pembina has collected its receivables in full and at December 31, 2017, approximately 96 percent were current. Pembina has a general lien and a continuing and first priority security interest in, and a secured charge on, all of a shipper's petroleum in its custody. The risk of non-collection is considered to be low and no material impairment of trade and other receivables has been made.

Pembina monitors and manages its concentration of counterparty credit risk on an ongoing basis. Pembina also evaluates counterparty risk from the perspective of future exposure that is created through commercial agreements with existing or new counterparties that support future capital expansion projects. Pembina believes these measures are prudent and allow for effective management of its counterparty credit risk but there is no certainty that they will protect it against all material losses. As part of its ongoing operations, Pembina must balance its market and counterparty credit risks when making business decisions.

Debt Service

At the end of 2017, Pembina had exposure to floating interest rates on $1.8 billion in debt. Floating rate debt exposure is, in part, managed by using derivative financial instruments.

Variations in interest rates and scheduled principal repayments, if required under the terms of Pembina's banking agreements could result in significant changes in the amounts required to be applied to debt service before payment of any dividends. Certain covenants in the Company's agreements with its lenders may also limit payments and dividends paid by Pembina.

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Pembina Pipeline Corporation

Pembina and its subsidiaries are permitted to borrow funds to finance the purchase of pipelines and other energy infrastructure assets, to fund capital expenditures and other financial obligations or expenditures in respect of those assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash flow available for dividends on Common Shares. Variations in interest rates and scheduled principal repayments for which Pembina may not be able to refinance at favourable rates or at all, could result in significant changes in the amount required to be applied to service debt, which could have detrimental effects on the amount of cash available for dividends on Common Shares. Pembina, on a consolidated basis, is also required to meet certain financial covenants under the Credit Facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

The lenders under Pembina's unsecured credit facilities have also been provided with guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, payments to all of the lenders will rank in priority to dividends and payments to holders of Series F Convertible Debentures.

Although Pembina believes the existing Credit Facilities are sufficient for immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of Pembina or that additional funds will be able to be obtained on terms favourable to Pembina or at all.

Credit Ratings

Rating agencies regularly evaluate Pembina, basing their ratings of its long-term and short-term debt and Class A Preferred Shares on a number of factors. This includes Pembina's financial strength as well as factors not entirely within its control, including conditions affecting the industry in which Pembina operates generally and the wider state of the economy. There can be no assurance that one or more of Pembina's credit ratings will not be downgraded.

Pembina's borrowing costs and ability to raise funds are directly impacted by its credit ratings. Credit ratings may be important to suppliers or counterparties when they seek to engage in certain transactions. A credit rating downgrade could potentially impair Pembina's ability to enter into arrangements with suppliers or counterparties, to engage in certain transactions, and could limit Pembina's access to private and public credit markets and increase the costs of borrowing under its existing credit facilities. A downgrade could also limit Pembina's access to debt and preferred share markets and increase its cost of borrowing.

The occurrence of a downgrade in Pembina's credit ratings could adversely affect its ability to execute portions of its business strategy and could have a material adverse effect on its liquidity, results of operations and capital position.

Reliance on Management and Labour

Shareholders and other security holders of Pembina will be dependent on senior management and directors of the Company in respect of the governance, administration and management of all matters relating to Pembina and its operations and administration. The loss of the services of key individuals could have a detrimental effect on Pembina. Further, the costs associated with retaining key individuals could adversely affect Pembina's business opportunities and financial results. There is no assurance that Pembina will continue to attract and retain all personnel necessary for the development and operation of its business.

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Pembina Pipeline Corporation

Aboriginal Land Claims and Consultation Obligations

Aboriginal peoples have claimed title and rights to a substantial portion of the lands in western Canada. Such claims, if successful, could have a significant adverse effect on Pembina's Canadian operations. Further, the successful assertion of Aboriginal title or other claims could have a significant adverse effect on natural gas production or oil sands development in Alberta, which in turn could have a material adverse effect on Pembina's business and operations, including the volume of natural gas and NGL handled through Pembina's facilities.

Additionally, the federal and provincial governments in Canada have a duty to consult and, where appropriate, accommodate Aboriginal people where the interests of the Aboriginal peoples may be affected by a Crown action or decision. Accordingly, the Crown's duty may result in regulatory approvals being delayed or not being obtained in relation to Pembina's Canadian operations.

In mid-2016, the Government of Canada issued changes to the Canadian Environmental Assessment Agency ("CEAA") Technical Guidance for Assessing the Current Use of Lands for Traditional Purposes. This technical guidance document is used on projects with a CEAA 2012 trigger, including resource projects currently under review by the NEB. The impact on existing third-party projects has been to add up to six months of time to the project review process. These changes could materially impact the amount of time and capital resources required by Pembina if we were to apply for longer NEB regulated pipelines projects or projects with a CEAA 2012 trigger.

On February 14, 2018, the federal government announced that it will develop, in consultation with First Nations, Inuit, and Métis peoples, a Recognition and Implementation of Rights Framework ("Rights Framework"). The contents of the Rights Framework will be determined through engagement activities led by the Minister of Crown-Indigenous Relations and Northern Affairs with the intention of having the Rights Framework introduced in 2018 and implemented before October 2019, with such implementation possibly including the introduction of new legislation and policy. Pembina will continue to monitor and assess the impacts the Rights Framework to its business as legislation and/or policies continue to be developed.

Potential Conflicts of Interest

Shareholders and other security holders of Pembina are dependent upon senior management and the directors of Pembina for the governance, administration and management of the Company. Certain directors and officers of Pembina may be directors or officers of entities in competition to Pembina or may be directors or officers of certain entities in which Pembina holds an equity investment in, and, as such, these directors or officers of Pembina may encounter conflicts of interest in the administration of their duties with respect to Pembina. Pembina partially mitigates this risk by requiring directors and officers to disclose the existence of potential conflicts in accordance with Pembina's Code of Ethics and in accordance with the ABCA.

Litigation

Pembina and its various subsidiaries and affiliates may be, in the course of their business, subject to lawsuits and other claims. Defence and settlement costs associated with such lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the financial position or operating results of Pembina.

Foreign Exchange Risk

Pembina's investments, commodity-related transactions, rail car leases, the portion of the Vantage Pipeline located in the U.S., tariff cash flows and some of its capital and other expenditure commitments may be subject to currency risk, primarily arising from the denomination of specific earnings, cash flows and expenditure commitments in U.S. dollars. Pembina partially mitigates this risk using an active Risk Management Program to exchange foreign currency for domestic currency at a fixed rate.

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Pembina Pipeline Corporation

Interest Rate Risk

Pembina has floating interest rate debt which subjects the Company to interest rate risk. Pembina responds to this risk under the active Risk Management Program by entering into financial derivative contracts to fix interest rates.

Cyber Security

Pembina's infrastructure, technologies and data are becoming increasingly integrated, which creates a risk that failure of one system could lead to failure of other systems. The risk of a cyber-attack targeting the industry is also increasing. A breach in the security or failure of the Company's information technology could result in operational outages, delays, damage to assets or the environment, reputational harm, lost profits, lost data and other adverse outcomes. The Company's security strategy focuses on information technology security risk management, which includes continuous monitoring, threat detection and an incident response protocol.

Health and Safety

The operation of Pembina's business is subject to hazards of gathering, processing, transporting, fractionating, storing and marketing hydrocarbon products, including but not limited to: blowouts; fires; explosions; gaseous leaks; migration of harmful substances; oil spills; corrosion; and acts of vandalism and terrorism. Any of these hazards can interrupt operations, impact Pembina's reputation, cause loss of life or personal injury, result in loss of or damage to equipment, property, information technology systems, related data and control systems, and cause environmental damage that may include polluting water, land or air.

Risks Relating to U.S. Tax Reform

On December 22, 2017, President Trump signed into law P.L. 115-97, informally titled the Tax Cuts and Jobs Act (the "TCJA"). The TCJA makes major changes to the Internal Revenue Code of 1986, as amended, including decreasing the U.S. corporate tax rate from 35 percent to 21 percent, effective January 1, 2018. The overall future impact of the TCJA to the Company is uncertain due to, among other things, future amendments and changes in its interpretation.

Selected Quarterly Operating Information

(mbpd unless stated otherwise)	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average volume
Conventional Pipelines revenue volumes(1)	862	780	692	691	639	643	648	670
Oil Sands & Heavy Oil contracted capacity	1,060	1,060	975	975	975	975	880	880
Gas Services revenue volumes (mboe/d) net(1)(2)	190	171	172	171	163	149	133	113
Midstream NGL sales volumes	162	123	124	173	164	136	132	141
Veresen revenue and sales volumes (1)(2)(3)	643
Total	2,917	2,134	1,963	2,010	1,941	1,903	1,793	1,804

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.
(3)	Includes Pembina's proportionate share of results from equity accounted investees.

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Quarterly Financial Information

($ millions, except where noted)	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Standard Financial Overview
Revenue	1,716	1,041	1,166	1,485	1,251	970	1,027	1,017
Net Revenue(1)	709	532	451	554	514	427	429	394
Operating expenses	130	112	101	107	123	109	93	94
Realized loss (gain) on commodity-related derivative financial instruments	42	17	(5)	40	15	1	9	(15)
Share of profit of investments in equity accounted investees	116							1
Gross profit	555	270	276	381	270	246	248	238
Earnings for the period	445	107	124	215	131	120	113	102
Earnings per common share – basic (dollars)	0.83	0.22	0.26	0.49	0.29	0.25	0.25	0.23
Earnings per common share – diluted (dollars)	0.83	0.22	0.26	0.49	0.28	0.25	0.25	0.23
Cash flow from operating activities	523	302	362	326	286	247	273	271
Cash flow from operating activities per common share – basic (dollars)(1)	1.04	0.75	0.90	0.82	0.73	0.63	0.70	0.72
Adjusted cash flow from operating activities(1)	499	314	275	308	292	250	235	209
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	0.99	0.78	0.68	0.77	0.74	0.64	0.60	0.56
Common shares outstanding (millions):
Weighted average – basic	502	403	401	398	395	392	389	376
Weighted average – diluted	507	404	403	400	397	393	390	376
End of period	503	403	403	400	397	394	391	387
Common share dividends declared	272	205	205	191	190	188	187	172
Dividends per common share	0.5400	0.5100	0.5100	0.4800	0.4800	0.4800	0.4800	0.4575
Preferred share dividends declared	26	19	19	19	19	20	16	14
Capital Expenditures	314	341	475	709	453	537	380	375
Contributions to equity accounted investees	6		1					2
Proportionately Consolidated Financial Overview
Operating margin(1)	749	409	360	412	379	320	331	318
Adjusted EBITDA(1)	674	365	303	363	342	287	291	269

(1)	Refer to "Non-GAAP Measures."

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Acquisition of Veresen on October 2, 2017;

•	Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) which has supported increased revenue and sales volumes on Pembina's existing Conventional Pipelines, Gas Services and NGL Midstream infrastructure as well as the development of large-scale expansions across these businesses;

•	New large-scale growth projects across Pembina's business being placed into service and the acquisition of the Kakwa River facility (April 2016);

•	Significantly weaker commodity market (especially the weaker propane and butane market) during the early part of 2016 with a modest commodity market recovery through mid-2016 and year-to-date in 2017;

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Pembina Pipeline Corporation

•	Pre-financed portions of capital for projects under construction and increased common shares outstanding and common share dividends due to: the DRIP, debenture conversions, common share issuance, increases in the common share dividend rate; and

•	Increased preferred share dividends due to additional preferred shares issued.

Selected Annual Financial Information

($ millions, except where noted)	2017	2016	2015
Revenue	5,408	4,265	4,635
Earnings	891	466	406
Per common share - basic (dollars)	1.89	1.02	1.02
Per common share - diluted (dollars)	1.88	1.01	1.02
Total assets	25,566	15,017	12,902
Long-term financial liabilities(1)	8,199	4,832	3,908
Declared dividends per common share ($ per share)	2.04	1.90	1.80
Preferred share dividends declared	83	69	48

(1)

Includes long-term loans and borrowings, long-term convertible debentures, long-term derivative financial instruments, deferred revenue, provisions and employee benefits, share-based payments, taxes payable and other liabilities.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, Annual Information Forms (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website or other websites, though referenced herein, is not incorporated by reference herein unless otherwise specifically indicated.

Non-GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. With the exception of operating margin and Adjusted EBITDA which definitions were modified to capture proportionate interest in investments in equity accounted investees as a result of the Acquisition, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Comparative figures have been restated for the adjustments made to the definitions.

The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.

Investors should be cautioned that net revenue, Adjusted EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share and operating margin should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

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Pembina Pipeline Corporation

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item on the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, Share of Profit of Investments in Equity Accounted Investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the Investments in Equity Accounted Investees. To assist the readers understanding and evaluate the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in equity accounted investees has been included in operating margin and Adjusted EBITDA.

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions)	2017	2016	2017	2016
Revenue	1,716	1,251	5,408	4,265
Cost of goods sold, including product purchases	1,007	737	3,162	2,501
Net revenue	709	514	2,246	1,764

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and certain non-cash provisions. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in Adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.

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Pembina Pipeline Corporation

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except per share amounts)	2017	2016	2017	2016
Earnings attributable to shareholders	445	131	891	466
Adjustments to share of profit of investments in equity accounted investees and other	79	4	90	15
Net finance costs	71	38	185	153
Income tax (recovery) expense	(41)	58	142	189
Depreciation and amortization	119	78	382	293
Unrealized (gain) loss on commodity-related derivative financial instruments	(14)	33	(23)	61
Impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, and non-cash provisions	(3)		13	11
Transaction costs incurred in respect of acquisitions	18		25	1
Adjusted EBITDA	674	342	1,705	1,189
Adjusted EBITDA per common share – basic (dollars)	1.34	0.87	4.00	3.06

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except per share amounts)	2017	2016	2017	2016
Cash flow from operating activities	523	286	1,513	1,077
Cash flow from operating activities per common share – basic (dollars)	1.04	0.73	3.55	2.78
Add (deduct):
Change in non-cash operating working capital	41	39	18	36
Current tax expense	(29)	(12)	(48)	(50)
Taxes paid	6	4	30	3
Accrued share-based payments	(16)	(6)	(56)	(31)
Share-based payments			22	20
Preferred share dividends declared	(26)	(19)	(83)	(69)
Adjusted cash flow from operating activities	499	292	1,396	986
Adjusted cash flow from operating activities per common share – basic (dollars)	0.99	0.74	3.27	2.54

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Pembina Pipeline Corporation

Operating margin

Operating margin is a non-GAAP measure which is defined as gross profit on a proportionately consolidated basis before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments from assets directly held and proportionate interest in operating margin or preferred income from investments in equity accounted investees. Pembina's proportionate share of results from investments in equity accounted investees with a preferred distribution is presented in operating margin as a 50 percent common interest. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success. For more information see unaudited supplemental financial information for investments in equity accounted investees.

Reconciliation of operating margin to gross profit:

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions)	2017	2016	2017	2016
Revenue	1,716	1,251	5,408	4,265
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	130	123	450	419
Cost of goods sold, including product purchases	1,007	737	3,162	2,501
Realized loss on commodity-related derivative financial instruments	42	15	94	10
Proportionate operating margin from Investments in Equity Accounted Investees(1)	212	6	228	22
Operating margin	749	382	1,930	1,357
Depreciation and amortization included in operations	112	73	359	273
Unrealized loss (gain) on commodity-related derivative financial instruments	(14)	33	(23)	61
Share of profit of investments in equity accounted investees	116		116	1
Proportionate operating margin from Investments in Equity Accounted Investees(1)	212	6	228	22
Gross profit	555	270	1,482	1,002

(1)	Excludes depreciation and amortization included in earnings from investments in equity accounted investees of $83 million, general and administrative expenses of $23 million and finance costs of $6 million for a total equity income of $116 million.

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
mbbls	thousands of barrels	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ [1] and Dividend Reinvestment Plan
mmbpd	millions of barrels per day	IFRS	International Financial Reporting Standards
mmbbls	millions of barrels	NGL	Natural gas liquids
mboe/d	thousands of barrels of oil equivalent per day	U.S.	United States
MMcf/d	millions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
bcf/d	billions of cubic feet per day	deep cut	Ethane-plus capacity extraction gas processing capabilities
km	kilometre	shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities

1 TM denotes trademark of Canaccord Genuity Corp.

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•	the future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;

•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;

•	the potential future benefits and impacts of acquisition of Veresen Inc. including the timing thereof;

•	anticipated synergies between assets under development, assets being acquired and existing assets of the Company;

•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;

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treatment under governmental regulatory regimes in Canada and the U.S. including taxes and tax regimes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Aboriginal, landowner and other stakeholder consultation requirements;

•	Pembina's estimates of and strategy for payment of future abandonment costs and decommissioning obligations, and deferred tax liability;

•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;

•	increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;

•	expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;

•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;

•	operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;

•	the adoption and impact of new accounting standards;

•	inventory and pricing in North American liquids market;

•	the impact of the current commodity price environment on Pembina; and

•	competitive conditions and Pembina's ability to position itself competitively in the industry.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;

•	the success of Pembina's operations;

•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;

•	the availability of capital to fund future capital requirements relating to existing assets and projects;

•	expectations regarding pension plan;

•	future operating costs including geotechnical and integrity costs being consistent with historical costs;

•	oil and gas industry compensation levels remaining consistent;

•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;

•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;

•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and

•	the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;

•	the impact of competitive entities and pricing;

•	labour and material shortages;

•	the failure to realize the anticipated benefits of the Acquisition following closing due to the factors set out herein, integration issues or otherwise;

•	reliance on key relationships and agreements and the outcome of stakeholder engagement;

•	the strength and operations of the oil and natural gas production industry and related commodity prices;

•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;

•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;

•	fluctuations in operating results;

•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;

•	constraints on, or the unavailability of adequate infrastructure;

•	changes in the political environment, in North America and elsewhere, and public opinion;

•	ability to access various sources of debt and equity capital;

•	changes in credit ratings;

•	technology and security risks;

•	natural catastrophe; and

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the other factors discussed under "Risk Factors" herein and in Pembina's AIF for the year ended December 31, 2017. Pembina's AIF is available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

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